UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☑ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
BabyQuip, Inc.

Legal status of issuer

       Form
       C-Corporation

       Jurisdiction of Incorporation/Organization
       Delaware

       Date of organization
       May 2, 2016

Physical address of issuer
633 Garcia St., Santa Fe, NM 87505

Website of issuer
https://www.BabyQuip.com

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 2.5% of the number of securities sold.

Type of security offered
Series Seed-6 Preferred Stock

Target number of Securities to be offered
30,742

Price (or method for determining price)
$0.8132

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$4,999,999.20

Deadline to reach the target offering amount
March 26, 2022

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
8

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$1,017,884	$325,538
Cash & Cash Equivalents	$554,495	$185,367
Accounts Receivable	$0	$0
Short-term Debt	$215,996	$2,907,263
Long-term Debt	$427,858	$0
Revenues/Sales	$490,991	$903,898
Cost of Goods Sold	$67,339	$126,010
Taxes Paid	$0	$0
Net Income	$-1,475,057	$-1,060,028

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: PDF of SI Website
EXHIBIT D: Investor Deck
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C)
December 14, 2021

BabyQuip, Inc.



Up to $4,999,999.20 of Series Seed-6 Preferred Stock

BabyQuip, Inc. ("BabyQuip", the "Company," "we," "us", or "our"), is offering up to $4,999,999.20 worth of Series Seed-6 Preferred Stock of the Company (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by March 26, 2022 (the "Grace Period Date"). The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $400,000 under the Combined Offerings (the "Closing Amount") by the Grace Period Date, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who complete the subscription process by March 11, 2022 (the "Offering End Date") will be permitted to increase their subscription amount at any time on or before the Grace Period Date, upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after the Offering End Date. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $4,999,999.20 (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to the Grace Period Date, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting
The Company will file a report electronically with the SEC annually and post the report on its website, no later than April 30, 2022.

Once posted, the annual report may be found on the Company's website at https://www.BabyQuip.com/investors.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the congoing reporting requirement of Regulation CF.

Updates
Updates on the status of this Offering may be found at: https://www.seedinvest.com/BabyQuip

About this Form C
You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient hereof should conduct its own independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

BabyQuip, Inc. ("the Company") was incorporated on May 2, 2016 under the laws of the State of Delaware, and is headquartered in Sante Fe, NM.

The Company is located at 633 Garcia St., Santa Fe, NM 87505.

The Company's website is https://www.BabyQuip.com/

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under https://www.seedinvest.com/BabyQuip and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of Series Seed-6 Preferred Stock being offered	$25,000
Maximum amount of Series Seed-6 Preferred Stock	$4,999,999.20
Purchase price per Security	$0.8132
Minimum investment amount per investor	$1,000
Offering deadline	March 26, 2022
Use of proceeds	See the description of the use of proceeds on page 13 and 14 hereof.
Voting Rights	See the description of the voting rights on pages 17, 19, 20, and 21.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage

companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

Investors will not have the ability to vote as a separate class on the issuance, authorization, or designation of securities in a Permitted Financing or a Deemed Liquidation Event where holders of Series Seed Preferred Stock will receive an amount per share of not less than one and a half times (1.5X) the applicable Original Issue Price. "Permitted Financing" means a financing transaction in which the securities issuable in such financing (1) shall have an original issue price greater than the Original Issue Price of the Series Seed-6 Preferred Stock, and (2) shall be subordinate or senior to or pari passu with the Series Seed Preferred Stock. In the event of a Permitted Financing, investors will not have the right to vote as a separate class on the issuance, authorization, or designation of securities, increase or decrease the authorized number of shares of any class or series of capital stock, or authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges. Additionally, investors will not have the right to vote as a separate class in a Deemed Liquidation Event where the holders of Series Seed Preferred Stock will receive an amount per share of not less than one and a half times (1.5X) the applicable Original Issue Price.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The Baby Gear Rental market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company projects aggressive growth in 2022. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

If the contractor classification of the Quality Providers ("QPs") that use BabyQuip's platform is challenged, there may be adverse business, financial, tax, legal and other consequences. The definition of Independent Contractor is regularly subject to claims, lawsuits, arbitration proceedings, administrative actions, government investigations and other legal and regulatory proceedings at the federal, state and municipal levels challenging the classification of gig workers as independent contractors. The tests governing whether a gig worker is an independent contractor or an employee vary by governing law and are typically highly fact sensitive. Laws and regulations that govern the status and misclassification of independent contractors are subject to changes and divergent interpretations by various

authorities which can create uncertainty and unpredictability for BabyQuip. For example, recently, California passed Assembly Bill 5 or AB 5, which limits the use of classifying workers as independent contractors rather than employees by companies in the state. Other jurisdictions have passed similar bills, seeking to classify gig economy workers as either independent contractors or employees.

The Company continues to maintain that QPs on its platform are independent contractors, but its arguments may ultimately be unsuccessful. A determination in, or settlement of, any legal proceeding, whether BabyQuip is party to such legal proceeding or not, that classifies a comparable gig worker as an employee, could harm its business, financial condition and results of operations, including as a result of: monetary exposure arising from or relating to failure to withhold and remit taxes, unpaid wages and wage and hour laws and requirements; injunctions prohibiting continuance of existing business practices; claims for employee benefits, social security, workers' compensation and unemployment; and other claims, charges or other proceedings under laws and regulations applicable to employers and employees, including risks relating to allegations of joint employer liability or agency liability.

Quality Providers ("QPs") for the Company could take actions that could harm the Company's business. The Company's QPs are obligated to operate in accordance with certain brand standards. Nonetheless, QPs are independent contractors whom the Company does not control. The QPs operate and oversee their daily operations and have sole control over their equipment, as well as delivery, and pick-ups. As a result, these QPs make decisions independent of the Company that bear directly on the ultimate success and performance of their store. The failure of any QP to comply with BabyQuip's brand standards could potentially have repercussions that extend beyond that QP's own market area and materially adversely affect not only the business as a whole, but also the business of other QPs and the general brand image and reputation of the BabyQuip name. This, in turn, could materially and adversely affect the business and operating results.

If the Company is not able to attract and retain QPs, its financial performance may be negatively affected. BabyQuip's future growth and performance depends on its ability to attract, develop and retain qualified QPs who understand and appreciate its culture and are able to represent the brand effectively. A material decrease in profitability of QPs may make it more difficult to attract and retain QPs. There can be no assurance that the Company will continue to be able to recruit and retain a sufficient number of QPs and other candidates to meet growth targets. BabyQuip's ability to maintain current performance and achieve future growth additionally depends on QPs' ability to meet their equipment needs while controlling other costs. For example, if QPs are unable to avoid excess inventory shrink, BabyQuip's business and results of operations may be adversely affected.

Any failure by QPs to comply with product safety laws may damage the Company's reputation and brand and harm its business. Many of the products available on the site are subject to regulation by the Federal Consumer Product Safety Commission, the Federal Food and Drug Administration and similar state and international regulatory authorities. As a result, such products have been and could be in the future subject to recalls and other remedial actions. Many of the products available are for children, and these products are often subject to enhanced safety concerns and additional scrutiny and regulation. Product safety concerns may require the Company to voluntarily remove selected products from the site. Such recalls and voluntary removal of inventory could result in, among other things, lost sales, diverted resources, potential harm to reputation and increased customer service costs and legal expenses, which could have a material adverse effect on the business, financial condition and operating results. Some of the products available may expose the Company to product liability claims and litigation or regulatory action relating to personal injury, death or environmental or property damage. Although BabyQuip maintains liability insurance, it cannot be certain that coverage will be adequate for liabilities actually incurred or that insurance will continue to be available on economically reasonable terms, or at all.

The Company is dependent on the leisure travel industry. The Company's financial prospects are significantly dependent upon leisure travelers using its services. Leisure travel, including short term rentals at the end destination, is dependent on personal discretionary spending levels. Leisure travel services tend to decline during general economic downturns and recessions. If worldwide economic conditions worsen, it could lead to a general decrease in leisure travel and travel spending, which could negatively impact the demand for the Company's services. Additionally, events beyond the Company's control also may adversely affect the leisure travel industry, with a corresponding negative impact on its business and results of operations. Natural disasters or outbreaks of pandemics and epidemics have disrupted normal leisure travel patterns and levels. The leisure travel industry is also sensitive to other events, such as work stoppages or labor unrest at major airlines, political instability, regional hostilities, increases in fuel prices, imposition of taxes or surcharges by regulatory authorities, travel related accidents, and terrorist attacks, any of which could have an impact on its business and results of operations.

The Company's existing investors have not waived their pre-emptive rights and may plan on exercising those rights. The pre-emptive right entitles those investors to participate in this securities issuance on a pro rata basis. If those investors choose to exercise their pre-emptive right, it could dilute shareholders in this round. This dilution could reduce the economic value of the investment, the relative ownership resulting from the investment, or both.

The reviewing CPA has included a "going concern" note in the audited financials. The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of $4,494,310 and has negative cash flows from operations, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to continue profitable sales of its services, and its ability to generate positive operational cash flow.

Management has determined, based on its recent history and its liquidity issues that it is not probable that management's plan will sufficiently alleviate or mitigate, to a sufficient level, the relevant conditions or events noted above. Accordingly, the management of the Company has concluded that there is substantial doubt about the Company's ability to continue as a going concern within one year after the issuance date of these financial statements.

There can be no assurance that the Company will be able to achieve or maintain cash-flow-positive operating results. If the Company is unable to generate adequate funds from operations or raise sufficient additional funds, the Company may not be able to repay its existing debt, continue to develop its product, respond to competitive pressures, or fund its operations. The financial statements do not include any adjustments that might result from this uncertainty.

The Company has outstanding liabilities. Notes payable consisted of the following as of December 31:

On April 20, 2020, the Company borrowed $101,094 (the "PPP Loan") and on June 9, 2020 the Company borrowed $150,000 (the "SBA Loan") from a U.S. Small Business Administration (the "SBA") loan program. The PPP Loan has an initial term of two years and an interest rate of 1% per annum, which the Company expects will be forgiven prior to maturity. If repayment of the PPP Loan is required, payments begin after a six-month deferral period, in which interest accrued, and payments are to be made in equal installments over an 18-month period. Of the $101,094 balance, $33,696 is considered a short-term liability. Accrued interest payable on the PPP Loan amounted to $719 as of December 31, 2020.

The Paycheck Protection Program loan balance of $101,094 and the SBA loan balance of $150,000 were forgiven subsequent to year end.

The SBA Loan requires installment payments of $731 monthly, beginning on January 9, 2021 over a term of thirty years. Interest accrues at a rate of 3.75% per annum. The Company agreed to grant a continuing security interest in its assets to secure payment and performance of all debts, liabilities, and obligations to the SBA. Accrued interest payable on the SBA Loan amounted to $3,219 as of December 31, 2020.

During 2021, Company's SBA loan was increased by $200,000. The terms of the loan stayed the same as described above.

Convertible Loans

Prior to 2019, the company issued convertible loans in exchange for cash totaling $47,500 (the "Purchase Amount"). Convertible notes can be converted at a set price of $0.4923. During 2019, the full amount was converted into 106,023 shares of common stock.

Total interest expense recognized during the year ending December 31, 2020 and 2019 was $4,774 and $3,517, respectively.

Safe Warrants

Between January 2017 and December 2018, the company entered into simple agreements for future equity ("SAFE

securities") with investors, for total proceeds of $2,008,333, including $100,000 issued to the Company's CEO. During 2019, the company issued additional SAFE securities in the principal amount of $702,777, including $100,000 issued to the Company's CEO. The SAFE securities did not bear interest and had no maturity date.

The SAFE Agreements entitle the holder to convert the SAFE agreements into the Company's preferred stock (this classification of stock has not yet been authorized or established). The terms provide for automatic conversion of the SAFE agreements' purchase amounts into the Company's preferred stock if and upon a qualified equity financing event, which is generally defined as a transaction or series of transactions involving the issuance of the Company's preferred stock at a fixed pre-money valuation. Conversion price means either (1) the Safe price or (2) the Discount price, whichever calculation results in greater number of shares of Safe Preferred Stock (as defined in the agreement).

In the case of a liquidation event (as defined in the SAFE agreement), the SAFE agreement is convertible into either: a) cash of the purchase amount; b) the number of common shares determined by dividing the purchase amount by the liquidity price (as defined in the agreement).

During 2019, the Company has classified these SAFE notes as a short-term liability as the qualified financing event is expected to be completed within 12 months.

During 2020, all SAFE warrants were converted into a total of 6,108,565 shares of Series Seed Preferred Shares.

At both December 31, 2020 and 2019, the Company had $0 and $2,711,111 balance outstanding, respectively.

The Company has conducted Related Party Transactions. During 2019, the Company received funds in the amount of $35,000 from CEO. The outstanding amount was paid in full during the year ended December 31, 2020.

Risks Related to the Securities

The Series Seed-6 Preferred Stock will not be freely tradable until one year from the initial purchase date. Although the Series Seed-6 Preferred Stock may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now and likely will not be a public market for the Series Seed-6 Preferred Stock. Because the Series Seed-6 Preferred Stock have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the Series Seed-6 Preferred Stock have transfer restrictions and cannot be resold in the United States except pursuant to Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be effected. Limitations on the transfer of the Series Seed-6 Preferred Stock may also adversely affect the price that you might be able to obtain for the Series Seed-6 Preferred Stock in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes and not with a view to resale or distribution thereof.

A majority of the Company is owned by a small number of owners. Prior to the Offering the Company's current owners of 20% or more beneficially own up to 31.95% of the Company. Subject to any fiduciary duties owed to our other owners or investors under Delaware law, these owners may be able to exercise significant influence over matters requiring owner approval, including the election of directors or managers and approval of significant Company transactions, and will have significant control over the Company's management and policies. Some of these persons may have interests that are different from yours. For example, these owners may support proposals and actions with which you may disagree. The concentration of ownership could delay or prevent a change in control of the Company or otherwise discourage a potential acquirer from attempting to obtain control of the Company, which in turn could reduce the price potential investors are willing to pay for the Company. In addition, these owners could use their voting influence to maintain the Company's existing management, delay or prevent changes in control of the Company, or support or reject other management and board proposals that are subject to owner approval.

Your ownership of the Series Seed-6 Preferred Stock may be subject to dilution. Purchasers of Series Seed-6 Preferred Stock will have a right of first refusal to participate in future securities offerings of the Company. If the Company conducts subsequent offerings of preferred membership interests or securities convertible into preferred membership interests, issues membership interests pursuant to a compensation or distribution reinvestment plan or otherwise issues additional membership interests, investors who purchase Series Seed-6 Preferred Stock in this Offering who do not participate in those other issuances will experience dilution in their percentage ownership of the Company's outstanding membership interests. Furthermore, Purchasers may experience a dilution in the value of their Series Seed-6 Preferred Stock depending on the terms and pricing of any future membership interest issuances

(including the Series Seed-6 Preferred Stock being sold in this Offering) and the value of the Company's assets at the time of issuance.

The Securities will be equity interests in the Company and will not constitute indebtedness. The Securities will rank junior to all existing and future indebtedness and other non-equity claims on the Company with respect to assets available to satisfy claims on the Company, including in a liquidation of the Company. Additionally, unlike indebtedness, for which principal and interest would customarily be payable on specified due dates, there will be no specified payments of dividends with respect to the Securities and dividends are payable only if, when and as authorized and declared by the Company and depend on, among other matters, the Company's historical and projected results of operations, liquidity, cash flows, capital levels, financial condition, debt service requirements and other cash needs, financing covenants, applicable state law, federal and state regulatory prohibitions and other restrictions and any other factors the Company's board of managers deems relevant at the time. In addition, the terms of the Securities will not limit the amount of debt or other obligations the Company may incur in the future. Accordingly, the Company may incur substantial amounts of additional debt and other obligations that will rank senior to the Securities.

There can be no assurance that we will ever provide liquidity to Purchasers through either a sale of the Company or a registration of the Securities. There can be no assurance that any form of merger, combination, or sale of the Company will take place, or that any merger, combination, or sale would provide liquidity for Purchasers. Furthermore, we may be unable to register the Securities for resale by Purchasers for legal, commercial, regulatory, market-related or other reasons. In the event that we are unable to effect a registration, Purchasers could be unable to sell their Securities unless an exemption from registration is available.

The Company does not anticipate paying any cash dividends for the foreseeable future. The Company currently intends to retain future earnings, if any, for the foreseeable future, to repay indebtedness and to support its business. The Company does not intend in the foreseeable future to pay any dividends to holders of its Series Seed-6 Preferred Stock.

Any valuation at this stage is difficult to assess. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

BUSINESS

Description of the Business

Traveling with babies and toddlers is already difficult for parents - the bulky baby gear makes it even harder. BabyQuip has helped nearly 70,000 parents across the US and Canada have happier vacations. Families love BabyQuip, consistently rewarding it with an NPS Score above 90 (world class) and over 18,000 five-star reviews (99% of all reviews).

BabyQuip's managed marketplace and robust platform provide its community of over 800 independent contractors, called Quality Providers (QPs), the opportunity to build a business renting baby gear. Prospective QPs, mostly moms, undergo an application process, interview, background check, and extensive training on safety, cleaning, and hospitality. They are able to start delivering baby gear to families within days of setting up their profile. Quality Providers determine their inventory (gear they own), operating hours, delivery radius, prices and more.

QPs enjoy the extra income (over $1000/month this past summer on average) and gratifying work. In addition to ongoing lead generation, the QPs benefit from an active and supportive community and coaching on how to build their business through social media and affiliate marketing.

Trust and safety are our top priorities. We know parents want the peace of mind that the baby gear is safe, clean and insured. BabyQuip provides category-leading liability insurance that covers QPs as well as the company.

BabyQuip is the only national brand, far outperforming any regional or mom 'n pop competitors. The company has a well-established social media presence with over 30K followers across all platforms. As a result of its national presence, the company has formed strategic partnerships including VRBO, Avantstay, Guesty, and hundreds of affiliates.

The company sustained during the pandemic and saw rapid growth through 2021, outpacing US travel overall.

Business Plan

BabyQuip's business plan is to drive more rapid growth and adoption of our travel rental and other services. The keys to continued and more rapid growth, as well as improved margins, include the following:

- **Increasing the number of Quality Providers**. We expect to continue to advertise on Facebook, Craigs List, job boards, other "gig-economy" recruitment platforms, and also to present the opportunity to customers, as well as test on new recruiting platforms. We will also continue to offer referral bonuses to Quality Providers who refer Quality Provider candidates. From a technology standpoint, we expect to improve the onboarding process, integrating more videos and interactive training content. Finally, we will continue to retain Quality Providers by maintaining an active community, providing support and training, driving attractive orders, and improving their overall experience.
- **Building the Baby Gear Rental Category and BabyQuip Brand.** BabyQuip is already recognized as the leading provider of baby gear rentals among mothers with young children (64% according to Zoho Survey September 2021). We plan to continue to reach this demographic, as well as grandparents, through brand advertising, such as videos on YouTube and other video platforms, continued Influencer and social media efforts, and through partnerships with other hospitality and family-oriented brands.
- **Improving the User Experience by launching dedicated Mobile Apps for both Parents and Quality Providers**. While BabyQuip's platform is currently available on mobile devices through responsive design, we believe that many parents would prefer making orders through a dedicated mobile app. In addition, Quality Providers have expressed interest in a mobile app to make it easier to manage their business on our platforms
- **Forming New Hospitality and Family Partnerships**. As a national brand, BabyQuip already has formed partnerships with leading hospitality brands such as VRBO, Guesty, Avant Stay and among others. We will leverage our brand leadership, category-leading Trust and Safety program, including robust General Liability Insurance, and high NPS scores, to form new partnerships that will enhance the BabyQuip brand and also improve our overall cost of customer acquisition.
- **Expanding to new markets where Americans already travel as well as entering markets with similar dynamics**. While we already operate in Canada, we believe there is a large opportunity to expand into markets such as Mexico and the Caribbean where Americans already travel. We also see a large opportunity to expand to Australia and New Zealand, among other markets, where there is a strong propensity for family travel.
- **Driving BabyQuip Cleaning and Expanding into new categories**. In 2020, BabyQuip launched BabyQuip cleaning to clean primarily car seats and strollers for local families. We've trained over 200 Quality Providers on the processes for deep-cleaning or "detailing" babygear. We expect to invest more into awareness of this new service. In addition, we have identified a number of new product extensions, from baby-proofing homes to delivering gear for pets, that we will explore further.

Litigation
None.

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;
- If the Company raises the Closing Amount, it will use 10.00% of the proceeds, or $40,000, towards offering expenses; and
- If the Company raises the Maximum Amount through Regulation CF, it will use 7.75% of the proceeds, or $310,000, towards offering expenses

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Team & Organizational Development (Business Development team, Recruiting Lead, Tech Team, Product management)	50%	50%	0%
Grow More Aggressively; Form Partnerships and Build Brand	27%	27%	25%
Support Trust and Safety Program particularly Liability Insurance	10%	10%	0%
Improve Tech Platform, including mobile apps	7%	7%	0%
Test New Service Expansions (Kids & Family, Long Term Rentals for new families)	6%	6%	25%
Expand More Aggressively Internationally	0%	0%	50%

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Frances Maier	Founder and Chief Executive Officer (May 2016 - Present) Full Time	Responsible for overall management of the company including attracting top-tier talent; setting the overall vision and strategy; and presenting the company to potential partners, investors, and other stakeholders.
Joseph Maier	Chief Technology Officer (November 2017 - Present) Full Time	Responsible for developing, improving and maintaining the technology platform that serves customers, Quality Providers, and partners. Oversees external technical development team, UX/UI team. Manages integrations with several service providers. Sets technology strategy.
Nicole Kitzman	Director of Lead Gen and Recruiting (March 2018 - Present)	Drives lead generation activities, including running campaigns on Google, Facebook,

	Full Time	and other channels to attract customers and new Quality Providers. Oversees the recruitment and onboarding of Quality Providers.
Jennifer Wold	Director of Content and Communications (May 2018 - Present) Full Time	Oversees company's content on blogs, social media and on outgoing communications. Oversees Public Relations and SEO resources. Schedules and manages content and promotional calendars.
Teresa Ore	Senior Accounting Manager (July 2021 - Present, was contractor prior) 3 days/week	Oversees companies financial reporting. Pays contractors and other bills. Support Human Resource activities including payroll and benefits administration.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
Common Stock	8,168,366	Yes	N/A	45.07%	N/A
Series Seed-1 Preferred Stock	1,578,139	Yes	N/A	8.71%	N/A
Series Seed-2 Preferred Stock	2,110,616	Yes	N/A	11.65%	N/A
Series Seed-3 Preferred Stock	1,613,384	Yes	N/A	8.90%	N/A
Series Seed-4 Preferred Stock	2,384,565	Yes	N/A	13.15%	N/A
Series Seed-5 Preferred Stock	2,269,054	Yes	N/A	12.52%	N/A
Warrants	25,714	Yes if exercised	If exercised	0%	N/A
2016 Equity Incentive Plan	3,982,329	Yes if exercised	If exercised	0%	N/A

The Company has the following debt outstanding:

Notes payable consisted of the following as of December 31:

On April 20, 2020, the Company borrowed $101,094 (the "PPP Loan") and on June 9, 2020 the Company borrowed $150,000 (the "SBA Loan") from a U.S. Small Business Administration (the "SBA") loan program. The PPP Loan has an initial term of two years and an interest rate of 1% per annum, which the Company expects will be forgiven

prior to maturity. If repayment of the PPP Loan is required, payments begin after a six-month deferral period, in which interest accrued, and payments are to be made in equal installments over an 18-month period. Of the $101,094 balance, $33,696 is considered a short-term liability. Accrued interest payable on the PPP Loan amounted to $719 as of December 31, 2020.

The Paycheck Protection Program loan balance of $101,094 was forgiven subsequent to year end.

The SBA Loan requires installment payments of $731 monthly, beginning on January 9, 2021 over a term of thirty years. Interest accrues at a rate of 3.75% per annum. The Company agreed to grant a continuing security interest in its assets to secure payment and performance of all debts, liabilities, and obligations to the SBA. Accrued interest payable on the SBA Loan amounted to $3,219 as of December 31, 2020.

During 2021, Company's SBA loan was increased by $200,000. The terms of the loan stayed the same as described above.

Convertible Loans

Prior to 2019, the company issued convertible loans in exchange for cash totaling $47,500 (the "Purchase Amount"). Convertible notes can be converted at a set price of $0.4923. During 2019, the full amount was converted into 106,023 shares of common stock.

Total interest expense recognized during year ending December 31, 2020 and 2019 was $4,774 and $3,517, respectively.

Safe Warrants

Between January 2017 and December 2018, the company entered into simple agreements for future equity ("SAFE securities") with investors, for total proceeds of $2,008,333, including $100,000 issued to the Company's CEO. During 2019, the company issued additional SAFE securities in the principal amount of $702,777, including $100,000 issued to the Company's CEO. The SAFE securities did not bear interest and had no maturity date.

The SAFE Agreements entitle the holder to convert the SAFE agreements into the Company's preferred stock (this classification of stock has not yet been authorized or established). The terms provide for automatic conversion of the SAFE agreements' purchase amounts into the Company's preferred stock if and upon a qualified equity financing event, which is generally defined as a transaction or series of transactions involving the issuance of the Company's preferred stock at a fixed pre-money valuation. Conversion price means either (1) the Safe price or (2) the Discount price, whichever calculation results in greater number of shares of Safe Preferred Stock (as defined in the agreement).

In the case of a liquidation event (as defined in the SAFE agreement), the SAFE agreement is convertible into either: a) cash of the purchase amount; b) the number of common shares determined by dividing the purchase amount by the liquidity price (as defined in the agreement).

During 2019, the Company has classified these SAFE notes as a short-term liability as the qualified financing event is expected to be completed within 12 months.

During 2020, all SAFE warrants were converted into a total of 6,108,565 shares of Series Seed Preferred Shares.

At both December 31, 2020 and 2019, the Company had $0 and $2,711,111 balance outstanding, respectively.

Ownership

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Frances A. Maier Living Trust	5,554,648 Common Stock 200,481 Series Seed-2 Preferred	31.95%

	1,316,532 Options	

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations

BabyQuip, Inc. was incorporated on May 2, 2016 under the laws of the State of Delaware, and is headquartered in Santa Fe, New Mexico. The Company provides baby gear rentals delivered to customers.

Liquidity and Capital Resources

The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $587k as of October 31, 2021, which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Trends and Uncertainties

After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation

Based on the Offering price of the Securities, the pre-Offering value ascribed to the Company is approximately $18,000,000.

Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its securities (or grants options over its securities) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their securities than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each unit of the same type is worth the same amount, and you paid more for your Units than earlier investors did for theirs.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g. the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e. what was paid for

the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the Company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
Seed	Jun 30, 2019	Regulation D	Convertible Note	$1,052,777.77	General Working Capital
Seed	November 14, 2019	Regulation D	Preferred Equity	$843,290	General Working Capital
Seed	March 31, 2021	Regulation D	Preferred Equity	$1,300,623	General Working Capital

THE OFFERING AND THE SECURITIES
The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Series Seed-6 Preferred Stock Investment Agreement.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $400,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200. Investments of $20,000 or greater will only be accepted through the Regulation D offering.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

The Company is offering the Series Seed-6 Preferred Stock under Regulation D to accredited investors on materially and substantially the same terms as investors in the Regulation Crowdfunding Offering.

The Series Seed-6 Preferred Stock in the Regulation D offering has the same provisions and converts under similar terms to the Series Seed-6 Preferred Stock in this offering.

For the Offerings, investors who invest $250,000 or greater will be considered "Major Investors" under the Series Seed-6 Preferred Stock. Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Classes of securities of the Company

Common Stock

Dividend Rights
Yes

Voting Rights
Yes

Right to Receive Liquidation Distributions
Yes, junior to any issued Preferred Stock.

Rights and Preferences
None

Previously Issued Preferred Stock

Series Seed-1 through Series Seed-5 Preferred Stock

Dividend Rights
Holders of Series Seed-1 Preferred Stock of the Company ("Seed-1 Preferred"), Series Seed-2 Preferred Stock of the Company ("Seed-2 Preferred"), Series Seed-3 Preferred Stock of the Company ("Seed-3 Preferred"), Series Seed-4 Preferred Stock of the Company ("Seed-4 Preferred") and Series Seed-5 Preferred Stock of the Company ("Seed-5 Preferred" and, together with the Seed-1 Preferred, Seed-2 Preferred, Seed-3 Preferred and Seed-4 Preferred, the "Junior Preferred Stock"), are entitled to receive dividends *pari passu* with holders of Series Seed-6 Preferred Stock and common stock, as may be declared from time to time by the board of directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights
The holders of Junior Preferred Stock and Series Seed-6 Preferred Stock (collectively, the "Series Seed Preferred Stock") are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of common stock except as otherwise set forth in the Company's Amended and Restated Certificate of Incorporation (as may be amended from time to time, the "Restated Certificate"). For so long as 3,870,593 shares of Series Seed Preferred Stock remain outstanding, specific matters submitted to a vote of the stockholders require the approval of the holders of a majority of the issued and outstanding Series Seed Preferred Stock voting as a separate class (the "Requisite Majority"). These matters include any vote to:

- alter the rights, powers or privileges of the Series Seed Preferred Stock set forth in the Restated Certificate or bylaws, as then in effect, in a way that adversely affects the Series Seed Preferred Stock, other than in connection with a Permitted Financing (as such term is defined in the Restated Certificate);
- increase or decrease the authorized number of shares of any class or series of capital stock, other than in connection with a Permitted Financing;
- other than in connection with a Permitted Financing, authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation, as then in effect, that are senior to or on a parity with any series of preferred stock;
- redeem or repurchase any shares of common stock or preferred stock (other than pursuant to employee or consultant agreements giving the Company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);
- declare or pay any dividend or otherwise make a distribution to holders of Series Seed Preferred Stock or common stock;
- increase or decrease the number of directors;
- liquidate, dissolve, or wind-up the business and affairs of the Company, effect any deemed liquidation event, unless the holders of Series Seed Preferred Stock will receive an amount per share of not less than one and a half times the applicable original issue price in connection with such deemed liquidation event.

Right to Receive Liquidation Distributions
In the event of our liquidation, dissolution, or winding up, holders of our Junior Preferred Stock will be entitled to receive the greater of 1 times the applicable original issue price, plus any dividends declared but unpaid or such amounts that they would have received had all shares of Junior Preferred Stock been converted to common shares. Holders of Junior Preferred Stock receive these distributions, pari passu with holders of Series Seed-6 Preferred Stock, before any holders of common stock.

Conversion Rights
Shares of Junior Preferred Stock are convertible into one share of common stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder. Shares of Junior Preferred will automatically be converted into common stock upon either (a) the closing of the sale of shares of common stock to the public in a firm-commitment underwritten public offering pursuant to an effective registration statement under the Securities Act of 1933, as amended ("IPO") or (b) upon the vote or written consent of the Requisite Majority.

Series Seed-6 Preferred Stock

Dividend Rights
Holders of Series Seed-6 Preferred Stock are entitled to receive dividends *pari passu* with holders of Junior Preferred Stock and common stock, as may be declared from time to time by the board of directors out of legally available funds. The Company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this offering or in the foreseeable future.

Voting Rights
The holders of Series Seed Preferred Stock are entitled to vote on all matters submitted to a vote of the stockholders as a single class with the holders of common stock except as otherwise set forth in the Restated Certificate. For so long as 3,870,593 shares of Series Seed Preferred Stock remain outstanding, specific matters submitted to a vote of the stockholders require the approval of the holders of a majority of the issued and outstanding Series Seed Preferred Stock voting as a separate class (the "Requisite Majority"). These matters include any vote to:

- alter the rights, powers or privileges of the Series Seed Preferred Stock set forth in the Restated Certificate or bylaws, as then in effect, in a way that adversely affects the Series Seed Preferred Stock, other than in connection with a Permitted Financing (as such term is defined in the Restated Certificate);
- increase or decrease the authorized number of shares of any class or series of capital stock, other than in connection with a Permitted Financing;
- other than in connection with a Permitted Financing, authorize or create (by reclassification or otherwise) any new class or series of capital stock having rights, powers, or privileges set forth in the certificate of incorporation, as then in effect, that are senior to or on a parity with any series of preferred stock;
- redeem or repurchase any shares of common stock or preferred stock (other than pursuant to employee or consultant agreements giving the Company the right to repurchase shares upon the termination of services pursuant to the terms of the applicable agreement);
- declare or pay any dividend or otherwise make a distribution to holders of Series Seed Preferred Stock or common stock;
- increase or decrease the number of directors;
- liquidate, dissolve, or wind-up the business and affairs of the Company, effect any deemed liquidation event, unless the holders of Series Seed Preferred Stock will receive an amount per share of not less than one and a half times the applicable original issue price in connection with such deemed liquidation event.

Right to Receive Liquidation Distributions
In the event of our liquidation, dissolution, or winding up, holders of our Series Seed-6 Preferred Stock will be entitled to receive the greater of 1 times the original issue price, plus any dividends declared but unpaid or such amounts that they would have received had all shares of preferred shares been converted to common shares. Holders of Series Seed-6 Preferred Stock receive these distributions *pari passu* with the holders of Junior Preferred Stock and before any holders of common stock.

Conversion Rights
The Series Seed-6 Preferred Stock are convertible into one share of common stock (subject to proportional adjustments for stock splits, stock dividends and the like) at any time at the option of the holder. Shares of Series Seed-6 Preferred

Stock will automatically be converted into common stock upon either (a) the closing of the IPO or (b) upon the vote or written consent of the Requisite Majority.

Rights under the Series Seed-6 Preferred Stock Investment Agreement
Under the Series Seed-6 Preferred Stock Investment Agreement (the "Investment Agreement"), investors who have invested $250,000 or greater are designated Major Purchasers. Major Purchasers are granted some additional rights and preferences under the Investment Agreement, as summarized below. Major Purchasers are granted certain information and inspection rights. Furthermore, Major Purchasers will have the right to purchase their pro rata share of the issuance of securities of the Company issued in connection with financing activities, subject to certain exceptions.

Holders of Series Seed-6 Preferred Stock are subject to a drag-along provision as set forth in the Investment Agreement, pursuant to which, and subject to certain exemptions, each holder of shares of the Company agrees that, in the event the Company's board of directors, and a majority of both (i) the holders of the Company's common stock then outstanding, and (ii) the holders of a majority common stock that is issued and issuable upon conversion of the preferred shares vote in favor of a deemed liquidation event (e.g., merger or sale of the Company) and agree to transfer their respective shares, then all holders of shares will vote in favor of the deemed liquidation event and if requested perform any action reasonably required to transfer their shares.

What it means to be a minority holder
As an investor in Series Seed-6 Preferred Stock of the Company, your rights will be more limited than the rights of the holders of common stock who control the Company in regards to the corporate actions of the Company, including additional issuances of securities, Company repurchases of securities, a sale of the Company or its significant assets, or Company transactions with related parties. Even if your securities convert to common stock of the Company, investors in this offering will hold minority interests, potentially with rights less than those of other investors, and will have limited influence on the corporate actions of the Company.

Dilution

Even once the Series Seed-6 Preferred Stock convert into common equity securities, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the

convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D of the 1933 Act, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a family member of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law,and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

Other Material Terms

The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has conducted the following transactions with related persons:

During 2019, the Company received funds in the amount of $35,000 from CEO. The outstanding amount was paid in full during the year ended December 31, 2020.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure
None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your Series Seed-6 Preferred Stock. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:

- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;
- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?

To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?

Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?

An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,000 or 5% of the lesser of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the lesser of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?

For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by

emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and/or (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to monthly account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

/s/Frances Maier

_____

(Signature)

Founder and Chief Executive Officer

_____

(Name)

Founder & CEO

_____

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/Frances Maier

_____

(Signature)

Frances Maier

_____

(Name)

Founder and Chief Executive Officer

_____

(Title)

December 14, 2021

_____

(Date)

/s/Joseph Maier

_____

(Signature)

Joseph Maier

_____

(Name)

Chief Technology Officer

_____

(Title)

December 14, 2021

_____

(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials



BABYQUIP, INC.
A Delaware Corporation

Financial Statements and
Independent Auditors' Report

December 31, 2020 and 2019

BABYQUIP, INC.

Years Ended December 31, 2020 and 2019

Table of Contents



INDEPENDENT AUDITORS' REPORT



Members of:
WSCPA
AICPA
PCPS

802 North
Washington
PO Box 2163
Spokane,
Washington
99210-2163

P 509-624-9223
TF 1-877-264-0485
mail@fruci.com
www.fruci.com

To Management of BabyQuip, Inc.
Santa Fe, New Mexico

We have audited the accompanying financial statements of BabyQuip, Inc. (a Delaware corporation) which comprise the balance sheets as of December 31, 2020 and 2019 and the related statements of operations and stockholders' equity (deficit) and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BabyQuip, Inc. as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Substantial Doubt About the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 6 to the financial statements, the Company has suffered recurring losses from operations and has negative cash flows from operation, and has stated that substantial doubt exists about the Company's ability to continue as a going concern. Management's evaluation of the events and conditions and management's plans regarding these matters are also described in Note 6. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our conclusion is not modified with respect to this matter.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of BabyQuip, Inc. and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about BabyQuip, Inc.'s ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of



internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of BabyQuip, Inc.'s internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Fruci & Associates II, PLLC

Spokane, Washington
November 5, 2021

BABYQUIP, INC.
BALANCE SHEETS

December 31, 2020 and 2019

Assets

	2020	2019
Current assets		
Cash and cash equivalents	$ 554,495	$ 185,367
Other current assets	115,608	102,931
Total current assets	670,103	288,298
Goodwill	305,496	-
Intangible assets, net	32,127	31,240
Property and equipment, net	10,158	-
Security Deposit	-	6,000
Total assets	$ 1,017,884	$ 325,538

Liabilities and Stockholders' Equity (Deficit)

	2020	2019
Current liabilities		
Accounts payable and accrued expenses	$ 164,904	$ 137,668
Related party payable	-	35,000
SBA loan, current	4,386	-
PPP loan, current	33,696	-
Deferred revenue	13,010	23,484
SAFE warrants	-	2,711,111
Total current liabilities	215,996	2,907,263
SBA loan, noncurrent	145,614	-
PPP loan, noncurrent	67,398	-
Other liabilities	214,846	-
Total liabilities	643,854	2,907,263
Commitments and Contingencies	-	-
Stockholders' equity (deficit)		
Common stock, $0.0001 par value, 40,000,000 shares authorized;		
7,753,867 and 7,544,178 shares issued and outstanding as of December 31, 2020 and 2019	776	755
Preferred stock, $0.0001 par value, 20,000,000 shares authorized;		
8,995,147 shares issued and outstanding as of December 31, 2020 and 2019	900	-
Additional paid-in capital	4,866,664	436,773
Accumulated deficit	(4,494,310)	(3,019,253)
Total stockholders' equity (deficit)	374,030	(2,581,725)
Total liabilities and stockholders' equity (deficit)	$ 1,017,884	$ 325,538

See independent auditors' report and accompanying notes to the financial statements.

-3-

BABYQUIP, INC.
STATEMENTS OF OPERATIONS

Years Ended December 31, 2020 and 2019

	2020	2019
Sales, net	$ 490,991	$ 903,898
Cost of sales	67,339	126,010
Gross profit	423,652	777,888
Operating expenses		
Employee benefits	39,955	19,014
General & administrative	305,283	277,477
Professional fees	489,057	344,976
Facilities	37,755	24,434
Salaries and wages	588,604	528,516
Sales and marketing	321,451	517,139
Selling expenses	76,872	80,605
Other operating expenses	8,700	71
Travel	16,477	31,926
Depreciation and amortization	7,290	5,127
Total operating expenses	1,891,444	1,829,285
Operating loss	(1,467,792)	(1,051,397)
Other income (expenses)		
Interest expense	(4,774)	(3,517)
Other income (expenses)	(2,491)	(5,114)
Net income (loss)	$ (1,475,057)	$ (1,060,028)

See independent auditors' report and accompanying notes to the financial statements.

-4-

BABYQUIP, INC.
STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

Years Ended December 31, 2020 and 2019

	Preferred Stock		Common Stock		Additional Paid-In Capital	Accumulated (Deficit)	Total
	Shares	Amount	Shares	Amount			
Balance, December 31, 2018	-	$ -	7,413,155	$ 741	$ 270,194	$ (1,959,225)	$ (1,688,290)
Shares issued upon exercise of stock option	-	-	25,000	3	1,233	-	1,236
Note Payable Conversions	-	-	106,023	11	52,185	-	52,196
Stock based compensation	-	-	-	-	113,161	-	113,161
Net loss	-	-	-	-	-	(1,060,028)	(1,060,028)
Balance, December 31, 2019	-	-	7,544,178	755	436,773	(3,019,253)	(2,581,725)
Shares issued upon exercise of stock option	-	-	25,220	2	2,016	-	2,018
Shares issued upon asset acquisition	-	-	184,469	19	53,477	-	53,496
Shares issued for cash	2,830,077	284	-	-	1,593,006	-	1,593,290
Shares issued upon conversion of SAFE agreements	6,108,565	610	-	-	2,710,501	-	2,711,111
Shares issued for other considerations	56,505	6	-	-	31,309	-	31,315
Stock based compensation	-	-	-	-	117,870	-	117,870
Cost of Series Seed	-	-	-	-	(78,288)	-	(78,288)
Net loss	-	-	-	-	-	(1,475,057)	(1,475,057)
Balance, December 31, 2020	8,995,147	$ 900	7,753,867	$ 776	$ 4,866,664	$ (4,494,310)	$ 374,030

BABYQUIP, INC.
STATEMENTS OF CASH FLOWS

Years Ended December 31, 2020 and 2019

	2020	2019
Cash flows from operating activities		
Net loss	$ (1,475,057)	$ (1,060,028)
Adjustments to reconcile net income to net cash		
provided by (used in) operating activities:		
Depreciation and amortization	7,290	5,127
Stock-based compensation	117,870	113,161
(Increase) decrease in assets:		
Accounts receivable	(12,678)	(77,858)
Deposit	6,000	(1,200)
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses	25,237	69,630
Deferred revenue	(10,474)	6,090
Related party payables	-	35,000
Other liabilities	(35,000)	-
Net cash provided by (used in) operating activities	**(1,376,812)**	**(910,078)**
Cash flows from investing activities		
Purchase of property and equipment	(10,158)	-
Purchase of intangible assets	(8,177)	(6,986)
Net cash provided by (used in) investing activities	**(18,335)**	**(6,986)**
Cash flows from financing activities		
Proceeds from issuance of SBA loan	150,000	-
Proceeds from issuance of PPP loan	101,094	-
Payments made on guaranteed earn out agreement	(35,154)	-
Proceeds from issuance of preferred shares	1,546,317	-
Proceeds from SAFE warrants	2,018	702,778
Funds received upon exercise of stock options	-	1,236
Net cash provided by (used in) financing activities	**1,764,275**	**704,014**
Net increase (decrease) in cash and cash equivalents	**369,128**	**(213,050)**
Cash and cash equivalents at beginning of year	**185,367**	**398,417**
Cash and cash equivalents at end of year	**$ 554,495**	**$ 185,367**
Supplement Noncash Investing and Financing Activities		
Shares issued upon conversion of debt	$ -	$ 52,196
Acquisition of assets	$ 305,496	$ -
Supplemental Disclosure		
Interest paid	$ -	$ -
Taxes paid	$ -	$ -

See independent auditors' report and accompanying notes to the financial statements.

BABYQUIP, IN.C
NOTES TO THE FINANCIAL STATEMENTS

Note 1 – Nature of Business and Summary of Significant Accounting Policies

This summary of significant accounting policies of BabyQuip, Inc. ("BabyQuip" or "the Company") is presented to assist in understanding the Company's financial statements. The financial statements and notes are representations of the Company's management who is responsible for their integrity and objectivity.

<u>Business activities</u>
BabyQuip, Inc. was incorporated on May 2, 2016 under the laws of the State of Delaware, and is headquartered in Santa Fe, New Mexico. The Company provides baby gear rentals delivered to customers.

<u>Basis of presentation</u>
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year end is December 31.

<u>Estimates</u>
Management uses estimates and assumptions in preparing financial statements. Those estimates and assumptions affect the reported amounts of assets, liabilities, revenues and expenses and disclosure of contingent assets and liabilities. Any estimates made by management have been done in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

<u>Cash and cash equivalents</u>
For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits. No losses have been recognized as a result of these excess amounts.

<u>Accounts receivable</u>
Accounts receivable are carried at the original invoice amount less an allowance for doubtful accounts. Accounts receivable are accounted for at face value and the Company generally requires no collateral as a condition of granting credit. Interest is not charged on accounts past due. Management determines the collectability of accounts by regularly evaluating individual customer receivables and considering a customer's financial condition, credit history, and current economic conditions. The allowance is determined by reviewing the status of past due accounts at each year end and bad debt expense is recorded in the period in which an account is determined to be uncollectible.

Management's evaluation of the collectability of trade receivables resulted in no allowance for doubtful accounts of as of December 31, 2020 and 2019, respectively.

<u>Property and equipment</u>
Property and equipment are recorded at cost, less accumulated depreciation. Items with a useful life over one year are capitalized. Depreciation is calculated by the straight-line method over the estimated useful lives of the assets which is generally five years for all assets.

<u>Intangibles assets and goodwill</u>
Intangible assets purchased or developed by the Company are recorded at cost. Amortization is recognized over the estimated useful life of the asset using the straight-line method for financial statement purposes. The Company reviews the recoverability of intangible assets, including the related useful lives, whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. No impairment was considered necessary at December 31, 2020 or 2019.

The Company accounts for business combinations under the acquisition method of accounting in accordance with ASC 805, "Business Combinations," where the total purchase price is allocated to the tangible and identified intangible assets

BABYQUIP, IN.C
NOTES TO THE FINANCIAL STATEMENTS

acquired and liabilities assumed based on their estimated fair values. The purchase price is allocated using the information currently available and may be adjusted, up to one year from the acquisition date, after obtaining more information regarding, among other things, asset valuations, liabilities assumed, and revisions to preliminary estimates. The purchase price in excess of the fair value of the tangible and identified intangible assets acquired less liabilities assumed is recognized as goodwill.

The Company tests intangible assets and goodwill for impairment in the fourth quarter of each year and whenever events or circumstances indicate that the carrying amount of the asset exceeds its fair value and may not be recoverable. The Company has $305,496 in goodwill in connection with its acquisition of the assets and certain liabilities of CleanBee, LLC in March 2020. In accordance with its policies, the Company performed a qualitative assessment of goodwill as of December 31, 2020, determined there is no impairment of goodwill.

Advertising costs

The Company expenses advertising costs as incurred. Advertising costs were $4,619 and $1,193 for the years ended December 31, 2020 and 2019, respectively and recorded under Sales and Marketing expense account in the statement of operations.

Revenue recognition

The Company recognizes revenue under ASC 606 *Revenue from Contracts with Customers*. The Company's revenue recognition policy standards include the following elements:

I.   Identify the contract with a customer
II.   Identify the performance obligations in the contract
III. Determine the transaction price
IV.   Allocate the transaction price to the performance obligations in the contract
V.   Recognize revenue when (or as) the entity satisfies a performance obligation.

Revenue is recognized upon the transfer of control of promised goods or services to customers. Revenue consists of rental services of baby gear provided to customers and cleaning revenue. Revenue is recognized when the services have been performed and there is no additional performance obligation to the customer.

Deferred revenue occurs when a customer pays for services not yet performed. Revenue is not recognized at the point payment is made instead, revenue is deferred until services are performed. Deferred revenue is recorded as a liability. Deferred Revenue balance as of December 31, 2020 and 2019, was $13,010 and $23,484.

Total net revenue reported for the years ended December 31, 2020 and 2019 was $490,991 and $903,898.

Fair value measurements

Fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement determined based on assumptions that market participants would use in pricing and asset or liability. There are three levels that prioritize the inputs used in measuring fair value as follows:

- Level 1: Observable market inputs, such as quoted prices (unadjusted) in active markets for identically assets or liabilities;
- Level 2: Observable market inputs, other than quoted prices in active markets, that are observable either directly or indirectly; and
- Level 3: Unobservable inputs where there is little or no market data, which require the reporting entity to develop its own assumptions.

All financial instruments on the balance sheets approximate their fair value.

BABYQUIP, IN.C
NOTES TO THE FINANCIAL STATEMENTS

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Note 2 – Intangible Assets

Intangible assets consist of the following at December 31:

	2020	2019
Trademark	$ 33,056	$ 26,221
Website	12,000	12,000
Total Intangibles	45,056	38,221
Accumulated amortization	(12,929)	(6,981)
Intangible assets, net	$ 32,127	$ 31,240

Amortization expense for the years ended December 31, 2020 and 2019 was $5,948 and $5,127, respectively.

Note 3 – Property and Equipment

Property and equipment consist of the following at December 31:

	2020	2019
Machinery and equipment	$ 11,500	$ -
Total machinery and equipment	11,500	-
Accumulated depreciation	(1,342)	-
Property and equipment, net	$ 10,158	$ -

Depreciation expense for the years ended December 31, 2020 and 2019 was $1,342 and $0, respectively.

Note 4 – Notes Payable

Notes payable consisted of the following as of December 31:

On April 20, 2020, the Company borrowed $101,094 (the "PPP Loan") and on June 9, 2020 the Company borrowed $150,000 (the "SBA Loan") from a U.S. Small Business Administration (the "SBA") loan program. The PPP Loan has an initial term of two years and an interest rate of 1% per annum, which the Company expects will be forgiven prior to maturity. If repayment of the PPP Loan is required, payments begin after a six-month deferral period, in which interest accrued, and payments are to be made in equal installments over an 18-month period. Of the $101,094 balance, $33,696 is considered a short-term liability. Accrued interest payable on the PPP Loan amounted to $719 as of December 31, 2020.

The SBA Loan requires installment payments of $731 monthly, beginning on January 9, 2021 over a term of thirty years. Interest accrues at a rate of 3.75% per annum. The Company agreed to grant a continuing security interest in its assets to secure payment and performance of all debts, liabilities, and obligations to the SBA. Accrued interest payable on the SBA Loan amounted to $3,219 as of December 31, 2020.

BABYQUIP, IN.C
NOTES TO THE FINANCIAL STATEMENTS

Future minimum payments for each of years ended December 31 are as follows:

2021	$	38,082
2022		213,012
2023		-
2024		-
2025		-
Thereafter		-
	$	251,094

Convertible loans

Prior to 2019, the company issued convertible loans in exchange for cash totaling $47,500 (the "Purchase Amount"). Convertible notes can be converted at a set price of $0.4923. During 2019, the full amount was converted into 106,023 shares of common stock.

Total interest expense recognized during year ending December 31, 2020 and 2019 was $4,774 and $3,517, respectively.

Note 5 – SAFE Warrants

Between January 2017 and December 2018, the company entered into simple agreements for future equity ("SAFE securities") with investors, for total proceeds of $2,008,333, including $100,000 issued to the Company's CEO. During 2019, the company issued additional SAFE securities in the principal amount of $702,777, including $100,000 issued to the Company's CEO. The SAFE securities did not bear interest and had no maturity date.

The SAFE Agreements entitle the holder to convert the SAFE agreements into the Company's preferred stock (this classification of stock has not yet been authorized or established). The terms provide for automatic conversion of the SAFE agreements' purchase amounts into the Company's preferred stock if and upon a qualified equity financing event, which is generally defined as a transaction or series of transactions involving the issuance of the Company's preferred stock at a fixed pre-money valuation. Conversion price means either (1) the Safe price or (2) the Discount price, whichever calculation results in greater number of shares of Safe Preferred Stock (as defined in the agreement).

In the case of a liquidation event (as defined in the SAFE agreement), the SAFE agreement is convertible into either: a) cash of the purchase amount; b) the number of common shares determined by dividing the purchase amount by the liquidity price (as defined in the agreement).

During 2019, the Company has classified these SAFE notes as a short-term liability as the qualified financing event is expected to be completed within 12 months.

During 2020, all SAFE warrants were converted into a total of 6,108,565 shares of Series Seed Preferred Shares.

At both December 31, 2020 and 2019, the Company had $0 and $2,711,111 balance outstanding, respectively.

Note 6 – Going Concern

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of $4,494,310 and has negative cash flows from operations, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the

BABYQUIP, IN.C
NOTES TO THE FINANCIAL STATEMENTS

issuance of debt or the sale of stock, its ability to continue profitable sales of its services, and its ability to generate positive operational cash flow.

Management has determined, based on its recent history and its liquidity issues that it is not probable that management's plan will sufficiently alleviate or mitigate, to a sufficient level, the relevant conditions or events noted above. Accordingly, the management of the Company has concluded that there is substantial doubt about the Company's ability to continue as a going concern within one year after the issuance date of these financial statements.

There can be no assurance that the Company will be able to achieve or maintain cash-flow-positive operating results. If the Company is unable to generate adequate funds from operations or raise sufficient additional funds, the Company may not be able to repay its existing debt, continue to develop its product, respond to competitive pressures, or fund its operations. The financial statements do not include any adjustments that might result from this uncertainty.

Note 7 – Common Stock

Subsequent to year end, the Company increased the amount of authorized common shares to 40,000,000 with $.0001 par value. At both December 31, 2020 and 2019, the Company had 7,753,867 and 7,554,175 shares issued and outstanding, respectively.

During 2019, 25,000 common shares were issued upon exercise of stock option for a total amount of $1,236.

During 2019, a number of convertible notes (as discussed in Note #4) were converted into 106,023 common shares. The total converted amount consisted of $47,500 in principal and $4,696 of accrued interest.

During 2020, 25,220 common shares were issued upon exercise of stock option for a total amount of $2,018.

Company entered into asset purchase agreement in March 2020 (as discussed in Note #9) where a total of 184,469 common shares were issued as part of the purchase price for a total value of $53,496.

There were no other common stock transactions during the two years ending December 31, 2020.

Note 8 – Preferred Stock

Subsequent to year end, the Company increased the amount of authorized preferred shares to 20,000,000 with $.0001 par value.

There were no preferred stock transactions during the year ending December 31, 2019.

During the year ended December 31, 2020, the Company issued 2,830,077 preferred shares for total cash proceeds of $1,593,290.

During the year ended December 31, 2020, the Company issued 6,108,565 preferred shares as part of the conversion of SAFE warrants (as discussed in Note #5). Total amount converted is $2,711,111.

During the year ended December 31, 2020, a total of 56,505 shares were issued associated with direct incremental costs associated with the sale of the stock with a total value of $31,315. In addition, a cash payment of $46,979 was made associated with direct incremental costs. Total direct incremental costs were $78,288 and $0 at December 31, 2020 and 2019.

At both December 31, 2020 and 2019, the Company had 8,995,147 and zero preferred shares issued and outstanding, respectively.

BABYQUIP, IN.C
NOTES TO THE FINANCIAL STATEMENTS

Note 9 – Goodwill

During 2020, the Company acquired certain assets and liabilities of CleanBee, LLC. Pursuant to the purchase agreement, the Company acquired assets, including customers and suppliers lists, and assumed liabilities of gift card liability in exchange for a total of 184,469 common shares and a guaranteed amount of $250,000. The Company recognized has $305,496 in goodwill in connection with its acquisition of the assets and certain liabilities of CleanBee, LLC. In accordance with its policies, the Company performed a qualitative assessment of goodwill as of December 31, 2020, determined there is no impairment of goodwill.

This acquisition was accounted for using the acquisition method of accounting. The fair value of assets, liabilities and the purchase price allocation as of March 12, 2020 was as follows:

	Allocation of Purchase Price
Total assets	$ -
Gift Card Liability	$ 2,000
Total liabiltiies	2,000
Total net assets acquired	$ (2,000)
Number of common stock	184,469
Value of stock on the date of issuance	0.29
Fair value of common stock	$ 53,496
Guaranteed payment	$ 250,000
Purchase consideration	$ 303,496
Goodwill	$ (305,496)

Guaranteed amount consists of $25,000 payment made upon execution of the agreement and future payments based on the percentage of future gross merchandise volume. A total of $35,154 payments were made during 2020, resulting in a balance of $214,846 as of December 31, 2020.

Note 10 – Stock Options

During 2016, the Company executed the 2016 Equity Incentive Plan, which reserved 3,047,172 common shares to be issued in the form of shares, restricted shares, or stock options.

Between 2016 and 2018, the Company issued a total of 2,861,236 stock options. During the years ended December 31, 2020 and 2019, the Company issued additional 340,000 and 0 stock options, respectively. The Company reserved a total of 3,0472,172 common shares for use in the stock incentive plan and shares issued upon exercise will be first issued from this reserve pool, and new shares will be issued for any exercise of options in excess of the reserve pool. Subsequent to year end. The amount of reserved shares under 2016 Equity Incentive Plan was increased to 4,507,881 common shares.

The Company utilizes a third-party valuation service to value the share price of the Company's common stock, which the Company uses to value the options issued. Black Scholes option model is utilized by a third-party, resulting in stock-based compensation expense associated with vesting options of $117,870 and $113,161 as of December 31, 2020 and 2019, respectively. At December 31, 2020 $51,889 of unrecognized stock compensation cost is expected to be recognized over the weighted average remaining life of 8.1 years.

BABYQUIP, IN.C
NOTES TO THE FINANCIAL STATEMENTS

A summary of option activity is as follows:

	Options - Common Share Equivalents	Weighted Average Exercise Price	Weighted Average Remaining Life
Outstanding December 31, 2018	3,021,236	$ 0.23	8.9
Granted	340,000	-	-
Exercised	(25,000)	-	-
Expired/Forfeited	(683,000)	-	-
Outstanding December 31, 2019	2,653,236	$ 0.29	8.1
Granted	-	-	-
Exercised	(25,470)	-	-
Expired/Forfeited	(5,000)	-	-
Outstanding December 31, 2020	2,622,766	$ 0.08	8.1

Note 11 – Related Party Transactions

During 2019, the Company received funds in the amount of $35,000 from CEO. The outstanding amount was paid in full during the year ended December 31, 2020.

Note 12 – Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances, and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, the Company's policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions, except as noted below.

There is potential that future net operating losses may not be able to be recognized due to change in ownership of a loss corporation. The tax return and deferred tax asset did not reflect the potential impact of ownership changes. A determination of the testing dates, percentage ownership increases, and Section 382 limitation (if any) will be made when the NOL is utilized. The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return. As such, tax years since 2017 are open for inspection.

The federal net operating loss carryforward for years 2017 and prior begin to expire in 2037, and net operating loss carryforward from 2018 is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely. The following table outlines the estimated deferred tax assets of the Company at December 31:

	2020	2019
Deferred tax asset:		
Net operating loss carryforward	$ (742,287)	$ (534,699)
Total deferred tax asset	742,287	534,699
Valuation allowance	(742,287)	(534,699)
Deferred tax asset, net	$ -	$ -

Note 13 – Risks and Uncertainties

The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include

recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations.

In December 2019, a novel strain of coronavirus (COVID-19) was reported in Wuhan, China and has spread throughout the United States and the rest of the world. The World Health Organization has declared the outbreak to constitute a "Public Health Emergency of International Concern." This contagious disease outbreak, which has not been contained, and is disrupting supply chains and affecting production and sales across a range of industries in United States and other companies as a result of quarantines, facility closures, and travel and logistics restrictions in connection with the outbreak, as well as the worldwide adverse effect to workforces, economies, and financial markets, leading to a global economic downturn. As a result, the Company experienced a negative impact to its operating results. Regarding future operations, the related financial impact and duration cannot be reasonably estimated at this time.

Note 14 – Subsequent Events

The Paycheck Protection Program loan balance of $101,094 was forgiven subsequent to year end.

During 2021, Company's SBA loan was increased by $200,000. The terms of the loan stayed the same as described above (See Note #4 above).

Subsequent to year end, the Company increased the amount of authorized common shares to 40,000,000 and amount of authorized preferred shares to 20,000,000.

Subsequent to year end, the Company issued additional 411,499 common shares for total cash proceeds of $36,120. 400,000 of those shares were issued to Company's CEO.

During 2021, additional 960,611 preferred shares were issued for total cash proceeds of $550,624.

Subsequent to year end, the amount of reserved shares under 2016 Equity Incentive Plan was increased to 4,507,881 common shares. During 2021, the Company issues a total of 1,060,709 stock options, including 888,709 stock options issued to related parties.

Management has evaluated subsequent events through November 5, 2021, the date the financial statements were available to be issued. Based on this evaluation, no material other events were identified which require adjustment or disclosure in these financial statements.

EXHIBIT C
PDF of SI Website


Leading Baby Gear Rental Service
BabyQuip
Safe & Sound Rental Essentials
for Traveling Families

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BabyQuip

Baby gear rental service for families traveling with small children.

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THIS PRESENTATION MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS BASED INFORMATION CURRENTLY AVAILABLE AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS AS THEY CONTAIN HYPOTHETICAL ILLUSTRATIONS OF MATHEMATICAL PRINCIPLES, ARE MEANT FOR ILLUSTRATIVE PURPOSES, AND THEY DO NOT REPRESENT GUARANTEES OF FUTURE RESULTS, LEVELS OF ACTIVITY, PERFORMANCE, OR ACHIEVEMENTS, ALL OF WHICH CANNOT BE MADE. MOREOVER, NO PERSON NOR ANY OTHER PERSON OR ENTITY ASSUMES RESPONSIBILITY FOR THE ACCURACY AND COMPLETENESS OF FORWARD-LOOKING STATEMENTS, AND IS UNDER NO DUTY TO UPDATE ANY SUCH STATEMENTS TO CONFORM THEM TO ACTUAL RESULTS.

BabyQuip — Confidential. Do not

$1,000	$18,000,000	Preferred Equity
Minimum	Pre-Money valuation	Security Type

INVEST IN BABYQUIP

Purchased securities are not listed on any exchange. A secondary market for these securities does not currently exist and may never develop. You should not purchase these securities with the expectation that one eventually will.

Website: https://www.babyquip.com

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Highlights
Overview
The Team
Term Sheet
Investor Perks
Prior Rounds
Market Landscape
Risks & Disclosures
Data Room
0 comments
FAQs About Investing
Contact SeedInvest

Company Highlights

- Led by Fran Maier, co-founder and first GM of Match.com and Founder of TRUSTe (now TrustArc), who brings over 25 years experience building trusted online brands.
- Families love BabyQuip, awarding it with World Class NPS scores over 90 (last 3 months) and over 18,000 5 Star Reviews (all time)
- BabyQuip is now a national brand for baby gear rentals with over 800 Quality Providers, covering 49 US States and 4 Canadian Provinces
- BabyQuip has formed strategic partnerships with Guests, AvantStay, Cort and hundreds of affiliate partnerships.
- BabyQuip successfully bounced back from the pandemic and has experienced fast growth with 2021 orders up 72% vs 2019. July 2021 orders started were 10x January 2021!

Fundraise Highlights

- Total Round Size: US $5,000,000
- Raise Description: Seed
- Minimum Investment: US $1,000 per investor
- Security Type: Preferred Equity
- Pre-Money valuation : US $18,000,000
- Target Minimum Raise Amount: US $400,000
- Offering Type: Side by Side Offering

BabyQuip is the vacation lifesaver. As a leading baby gear rental company, we deliver clean, insured, quality baby gear —from car seats to strollers and more—to families on the go. With BabyQuip, families can "Pack Light. Travel Happy."

Traveling with babies and toddlers is already difficult for parents - the bulky baby gear makes it even harder. BabyQuip has helped nearly 70,000 parents across the US and Canada have happier vacations. Families love BabyQuip, consistently rewarding it with an NPS Score above 90 (world class) and over 18,000 five-star reviews (99% of all reviews).

BabyQuip's managed marketplace and robust platform provide its community of over 800 independent contractors, called Quality Providers (QPs), the opportunity to build a business renting baby gear. Prospective QPs, mostly moms, undergo an application process, interview, background check, and extensive training on safety, cleaning, and hospitality. They are able to start delivering baby gear to families within days of setting up their profile. Quality Providers determine their inventory (gear they own), operating hours, delivery radius, prices and more.

QPs enjoy the extra income (over $1000/month this past summer among QPs with orders) and gratifying work. In addition to ongoing lead generation, the QPs benefit from an active and supportive community and coaching on how to build their business through social media and affiliate marketing.

Trust and safety are our top priorities. We know parents want the peace of mind that the baby gear is safe, clean and insured. BabyQuip provides category leading liability insurance that covers QPs as well as the company.

BabyQuip outperforms any known regional or mom 'n pop competitors. The company has a well-established social media presence with over 32K followers across all platforms. As a result of its national presence, the company has formed strategic partnerships including Avantstay, Guesty, as well with hundreds of affiliates.

In early 2020 the company was featured on Shark Tank. It survived the pandemic and experienced rapid growth in 2021 up 72% over 2019.

Gallery





Public Overview Video.

Media Mentions











The Team

Founders and Officers



Fran Maier
FOUNDER AND CHIEF EXECUTIVE OFFICER

Fran formed BabyQuip (then Babierge) in 2016. Prior to BabyQuip, Fran is best known for her 10+ years leading TRUSTe (now TrustArc), the leading privacy trustmark and solutions provider, and her role as Co-Founder and first General Manager of Match.com, the earliest and most successful dating platform. She has been active as an advisor to start-ups, many led by female entrepreneurs, as well as being an angel investor. Fran is a graduate of Stanford University and the Stanford Graduate School of Business.

Fran is also an Airbnb "Superhost" in both San Francisco and Santa Fe and has first-hand knowledge of the need for baby gear for traveling families.

"I love BabyQuip because I know how precious it is for families to enjoy their time together and because we help women make some extra money for their own families on our platform. It really reminds me of Match.com because we are creating a new category and everyone is so grateful!"



Joe Maier
CHIEF TECHNOLOGY OFFICER

Joe Maier, CTO, is a product driven technology developer with a passion for creating scalable user friendly applications. Joe Maier comes to BabyQuip after five years as a technology consultant at Accenture, where he designed and built back end processes and web applications for clients. Joe holds a B.S. degree in Computer Science, Mathematics and Economics from American University.

"Millennials are today's parents and we love traveling and exploring. I love BabyQuip because it makes it possible for new families to travel to places that would otherwise be too difficult and create new experiences for everyone. It's also awesome to see our providers take advantage of and work our platform to be entrepreneurial and earn some cash for themselves all while helping others."



Nicole Kitzman
DIRECTOR OF LEAD GENERATION & COMMUNITY

Nicole oversees Quality Provider Recruiting, the Quality Provider Community and Customer Lead Generation. She spent 10 years at Google working with Fortune 500 companies on Adwords, YouTube and other Google products. She brings extensive Adwords, Analytics, Account Management and Customer Service knowledge to BabyQuip.

Nicole loves the gig economy! In addition to being one of the original BabyQuip QPs, she is also an AirBnB SuperHost. She first rented baby gear back in 2011 when traveling with her young twins. She has been hooked on this business ever since.

Nicole attended Pennsylvania State University with a BS in Marketing and International Business.

"BabyQuip is a game-changer for traveling with young children. I rented baby gear for the first time in 2011 (years before BabyQuip existed) when I traveled with my one year old twins. I became slightly obsessed with the idea both as a solution for simplifying travel with young children, but also as a fun and lucrative side gig. In 2014, I launched my own mom and pop baby gear rental business in San Francisco and then again in 2015 when I moved to the DC area. After learning about BabyQuip, I joined as a Quality Provider and was so passionate about our mission, I now work for the company full time."

Key Team Members

 **Patricia Johnson**    **Jennifer Wold**

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. Investments made through the SeedInvest platform are offered via Regulation CF and subject to investment limitations further described in the Form C and/or subscription documents. Investments made outside of the SeedInvest platform are offered via Regulation D and requires one to be a verified accredited investor in order to be eligible to invest.

Fundraising Description

Round type:	Seed
Round size:	US $5,000,000
Minimum investment:	US $1,000
Target Minimum:	US $400,000

Key Terms

Security Type:	Preferred Equity
Share price:	US $0.8132
Pre-Money valuation:	US $18,000,000
Option pool:	3.32%
Is participating?:	False
Liquidation preference:	1.0x

Additional Terms

Custody of Shares	Investors who invest less than $250,000 will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information.
Closing conditions:	While BabyQuip has set an overall target minimum of US $400,000 for the round, BabyQuip must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments made via Regulation CF. For further information please refer to BabyQuip's Form C.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

Use of Proceeds

If Minimum Amount Is Raised





- Team & Organizational ...
- Support Trust and Safe...
- Test New Service Expan...
- Grow More Aggressivel...
- Improve Tech Platform,...
- Unspecified

If Maximum Amount Is Raised





- Grow More Aggressivel...
- Expand More Aggressiv...
- Test New Service Expan...

Investor Perks

Early Bird Investor Perk - Invest $10k by **{DATE}** to receive the $50k investment perks

Investment between $1,000 and $7,499

- Swag (BabyQuip branded t-shirt and canvas tote bag)

-or-

- Donation of $25 to charity (choose between Feeding America or Unbound)

Investment between $7,500 and $49,999

- Swag (BabyQuip branded fleece, water bottle, canvas tote bag)
- 25% BabyQuip discount for all of 2022 for you and a friend (good for baby gear rentals and baby gear cleanings)

-or-

- Replace Swag with donation of $150 to charity (choose between Feeding America or Unbound)

Investments between $50,000 and $99,999

- Above swag package PLUS baseball cap
- 50% BabyQuip discount for all of 2022 for you and a friend (good for baby gear rentals and baby gear cleanings

-or-

- Replace swag with donation of $200 to charity (choose between Feeding America or Unbound)

Investments between $100,000 and $149,999

- Above swag package PLUS branded backpack
- 50% BabyQuip discount for life via a custom code (good for baby gear rentals and baby gear cleanings)
- Dinner with Fran and other female founders

-or-

- Replace swag with donation of $300 to charity (choose between Feeding America or Unbound)

Investments of $150,000 or greater

- Above swag package
- 50% BabyQuip discount for life via a custom code (good for baby gear rentals and baby gear cleanings)
- Dinner with Fran and other female founders / invite to annual investor dinner
- Investor name added to website
- 4 night stay at Fran's beautiful Santa Fe rental property, fully-equipped with all the baby gear you need (some restrictions apply)

-or-

- Replace swag with donation of $500 to charity (choose between Feeding America or Unbound)

Returning SeedInvest Investors of $20,000 or greater

- Above swag package PLUS branded backpack
- 50% BabyQuip discount for life via a custom code (good for baby gear rentals and baby gear cleanings)
- Dinner with Fran and other female founders

-or-

- Replace swag with donation of $200 to charity (choose between Feeding America or Unbound)

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment.

Please note that due to share price calculations, some final investment amounts may be rounded down to the nearest whole share - these will still qualify for the designated perk tier. Additionally, investors must complete the online process and receive an initial email confirmation by the deadline stated above in order to be eligible for perks.

Prior Rounds

This chart does not represent guarantees of future valuation growth and/or declines.

Pre-Seed	
Round Size	US $1,705,833
Closed Date	Mar 30, 2018
Security Type	SAFE Note
Valuation Cap	US $4,500,000

Seed	
Round Size	US $1,052,778
Closed Date	Jun 30, 2019
Security Type	Convertible Note
Valuation Cap	US $8,000,000

Seed	
Round Size	US $843,290
Closed Date	Jun 30, 2019
Security Type	Preferred Equity
Pre-Money valuation	US $9,000,000

Seed	
Round Size	US $1,300,623
Closed Date	Apr 30, 2021
Security Type	Preferred Equity
Pre-Money valuation	US $10,500,000

Market Landscape

The Baby Gear Rental market is massive, underserved, and a multi-billion dollar opportunity. Family travel is a $150B market in US alone with $30B spent by approx 7 million families that have children 3 and under. $23B is spent annually on baby gear for 4M US babies born each year. High luggage fees and increased stays at vacation rentals makes renting baby gear more attractive. Millennials eschew ownership and are comfortable both working for and using gig economy gig economy services.

Prior to BabyQuip, the baby gear rental category was nascent, as there were no companies operating nationally. The sector was dominated by some regional players and small mom'n pops in tourist destinations. Category awareness is now at 80% and BabyQuip brand awareness to 64% (Zoho Survey, 2021).

Risks and Disclosures

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The Baby Gear Rental market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company projects aggressive growth in 2022. If these assumptions are wrong and the projections regarding market penetration are too aggressive, then the financial forecast may overstate the Company's overall viability. In addition, the forward-looking statements are only predictions. The Company has based these forward-looking statements largely on its current expectations and projections about future events and financial trends that it believes may affect its business, financial condition and results of operations. Forward-looking statements involve known and unknown risks, uncertainties and other important factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

If the contractor classification of the Quality Providers ("QPs") that use BabyQuip's platform is challenged, there may be adverse business, financial, tax, legal and other consequences. The definition of Independent Contractor is regularly subject to claims, lawsuits, arbitration proceedings, administrative actions, government investigations and other legal and regulatory proceedings at the federal, state and municipal levels challenging the classification of gig workers as independent contractors. The tests governing whether a gig worker is an independent contractor or an employee vary by governing law and are typically highly fact sensitive. Laws and regulations that govern the status and misclassification of independent contractors are subject to changes and divergent interpretations by various authorities which can create uncertainty and unpredictability for BabyQuip. For example, recently, California passed Assembly Bill 5 or AB 5, which limits the use of classifying workers as independent contractors rather than employees by companies in the state. Other jurisdictions have passed similar bills, seeking to classify gig economy workers as either independent contractors or employees.

The Company continues to maintain that QPs on its platform are independent contractors, but its arguments may ultimately be unsuccessful. A determination in, or settlement of, any legal proceeding, whether BabyQuip is party to such legal proceeding or not, that classifies a comparable gig worker as an employee, could harm its business, financial condition and results of operations, including as a result of: monetary exposure arising from or relating to failure to withhold and remit taxes, unpaid wages and wage and hour laws and requirements; injunctions prohibiting continuance of existing business practices; claims for employee benefits, social security, workers' compensation and unemployment; and other claims, charges or other proceedings under laws and regulations applicable to employers and employees, including risks relating to allegations of joint employer liability or agency liability.

Quality Providers ("QPs") for the Company could take actions that could harm the Company's business. The Company's QPs are obligated to operate in accordance with certain brand standards. Nonetheless, QPs are independent contractors whom the Company does not control. The QPs operate and oversee their daily operations and have sole control over their equipment, as well as delivery, and pick-ups. As a result, these QPs make decisions independent of the Company that bear directly on the ultimate success and performance of their store. The failure of any QP to comply with BabyQuip's brand standards could potentially have repercussions that extend beyond that QP's own market area and materially adversely affect not only the business as a whole, but also the business of other QPs and the general brand image and reputation of the BabyQuip name. This, in turn, could materially and adversely affect the business and operating results.

If the Company is not able to attract and retain QPs, its financial performance may be negatively affected. BabyQuip's future growth and performance depends on its ability to attract, develop and retain qualified QPs who understand and appreciate its culture and are able to represent the brand effectively. A material decrease in profitability of QPs may make it more difficult to attract and retain QPs. There can be no assurance that the Company will continue to be able to recruit and retain a sufficient number of QPs and other candidates to meet growth targets. BabyQuip's ability to maintain current performance and achieve future growth additionally depends on QPs' ability to meet their equipment needs while controlling other costs. For example, if QPs are unable to avoid excess inventory shrink, BabyQuip's business and results of operations may be adversely affected.

Any failure by QPs to comply with product safety laws may damage the Company's reputation and brand and harm its business. Many of the products available on the site are subject to regulation by the Federal Consumer Product Safety Commission, the Federal Food and Drug Administration and similar state and international regulatory authorities. As a result, such products have been and could be in the future subject to recalls and other remedial actions. Many of the products available are for children, and these products are often subject to enhanced safety concerns and additional scrutiny and regulation. Product safety concerns may require the Company to voluntarily remove selected products from the site. Such recalls and voluntary removal of inventory could result in, among other things, lost sales, diverted resources, potential harm to reputation and increased customer service costs and legal expenses, which could have a material adverse effect on the business, financial condition and operating results. Some of the products available may expose the Company to product liability claims and litigation or regulatory action relating to personal injury, death or environmental or property damage. Although BabyQuip maintains liability insurance, it cannot be certain that coverage will be adequate for liabilities actually incurred or that insurance will continue to be available on economically reasonable terms, or at all.

The Company is dependent on the leisure travel industry. The Company's financial prospects are significantly dependent upon leisure travelers using its services. Leisure travel, including short term rentals at the end destination, is dependent on personal discretionary spending levels. Leisure travel services tend to decline during general economic downturns and recessions. If worldwide economic conditions worsen, it could lead to a general decrease in leisure travel and travel spending, which could negatively impact the demand for the Company's services. Additionally, events beyond the Company's control also may adversely affect the leisure travel industry, with a corresponding negative impact on its business and results of operations. Natural disasters or outbreaks of pandemics and epidemics have disrupted normal leisure travel patterns and levels. The leisure travel industry is also sensitive to other events, such as work stoppages or labor unrest at major airlines, political instability, regional hostilities, increases in fuel prices, imposition of taxes or surcharges by regulatory authorities, travel related accidents, and terrorist attacks, any of which could have an impact on its business and results of operations.

The Company's existing investors have not waived their pre-emptive rights and may plan on exercising those rights. The pre-emptive right entitles those investors to participate in this securities issuance on a pro rata basis. If those investors choose to exercise their pre-emptive right, it could dilute shareholders in this round. This dilution could reduce the economic value of the investment, the relative ownership resulting from the investment, or both.

The reviewing CPA has included a "going concern" note in the audited financials. The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

The Company has incurred losses from inception of $4,494,310 and has negative cash flows from operations, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to continue profitable sales of its services, and its ability to generate positive operational cash flow.

Management has determined, based on its recent history and its liquidity issues that it is not probable that management's plan will sufficiently alleviate or mitigate, to a sufficient level, the relevant conditions or events noted above. Accordingly, the management of the Company has concluded that there is substantial doubt about the Company's ability to continue as a going concern within one year after the issuance date of these financial statements.

There can be no assurance that the Company will be able to achieve or maintain cash-flow-positive operating results. If the Company is unable to generate adequate funds from operations or raise sufficient additional funds, the Company may not be able to repay its existing debt, continue to develop its product, respond to competitive pressures, or fund its operations. The financial statements do not include any adjustments that might result from this uncertainty.

The Company has outstanding liabilities. Notes payable consisted of the following as of December 31:

On April 20, 2020, the Company borrowed $101,094 (the "PPP Loan") and on June 9, 2020 the Company borrowed

$150,000 (the "SBA Loan") from a U.S. Small Business Administration (the "SBA") loan program. The PPP Loan has an initial term of two years and an interest rate of 1% per annum, which the Company expects will be forgiven prior to maturity. If repayment of the PPP Loan is required, payments begin after a six-month deferral period, in which interest accrued, and payments are to be made in equal installments over an 18-month period. Of the $101,094 balance, $33,696 is considered a short-term liability. Accrued interest payable on the PPP Loan amounted to $719 as of December 31, 2020.

The Paycheck Protection Program loan balance of $101,094 and the SBA loan balance of $150,000 were forgiven subsequent to year end.

The SBA Loan requires installment payments of $731 monthly, beginning on January 9, 2021 over a term of thirty years. Interest accrues at a rate of 3.75% per annum. The Company agreed to grant a continuing security interest in its assets to secure payment and performance of all debts, liabilities, and obligations to the SBA. Accrued interest payable on the SBA Loan amounted to $3,219 as of December 31, 2020.

During 2021, Company's SBA loan was increased by $200,000. The terms of the loan stayed the same as described above.

Convertible Loans

Prior to 2019, the company issued convertible loans in exchange for cash totaling $47,500 (the "Purchase Amount").

Convertible notes can be converted at a set price of $0.4923. During 2019, the full amount was converted into 106,023 shares of common stock.

Total interest expense recognized during year ending December 31, 2020 and 2019 was $4,774 and $3,517, respectively.

Safe Warrants

Between January 2017 and December 2018, the company entered into simple agreements for future equity ("SAFE securities") with investors, for total proceeds of $2,008,333, including $100,000 issued to the Company's CEO. During 2019, the company issued additional SAFE securities in the principal amount of $702,777, including $100,000 issued to the Company's CEO. The SAFE securities did not bear interest and had no maturity date.

The SAFE Agreements entitle the holder to convert the SAFE agreements into the Company's preferred stock (this classification of stock has not yet been authorized or established). The terms provide for automatic conversion of the SAFE agreements' purchase amounts into the Company's preferred stock if and upon a qualified equity financing event, which is generally defined as a transaction or series of transactions involving the issuance of the Company's preferred stock at a fixed pre-money valuation. Conversion price means either (1) the Safe price or (2) the Discount price, whichever calculation results in greater number of shares of Safe Preferred Stock (as defined in the agreement).

In the case of a liquidation event (as defined in the SAFE agreement), the SAFE agreement is convertible into either: a) cash of the purchase amount; b) the number of common shares determined by dividing the purchase amount by the liquidity price (as defined in the agreement).

During 2019, the Company has classified these SAFE notes as a short-term liability as the qualified financing event is expected to be completed within 12 months.

During 2020, all SAFE warrants were converted into a total of 6,108,565 shares of Series Seed Preferred Shares.

At both December 31, 2020 and 2019, the Company had $0 and $2,711,111 balance outstanding, respectively.

The Company has conducted Related Party Transactions. During 2019, the Company received funds in the amount of $35,000 from CEO. The outstanding amount was paid in full during the year ended December 31, 2020.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for these shares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should not purchase any of the securities offered on the Site.

Valuation and capitalization. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment. In addition, there may be additional classes of equity with rights that are superior to the class of equity being sold.

You may only receive limited disclosure. While the company must disclose certain information, since the company is at an early-stage they may only be able to provide limited information about its business plan and operations because it does not have fully developed operations or a long history. The company may also only be obligated to file information periodically regarding its business, including financial statements. A publicly listed company, in contrast, is required to file annual and quarterly reports and promptly disclose certain events through continuing disclosure that you can use to evaluate the status of your investment.

Investment in personnel. An early-stage investment is also an investment in the entrepreneur or management of the company. Being able to execute on the business plan is often an important factor in whether the business is viable and successful. You should be aware that a portion of your investment may fund the compensation of the company's employees, including its management. You should carefully review any disclosure regarding the company's use of proceeds.

Possibility of fraud. In light of the relative ease with which early-stage companies can raise funds, it may be the case that certain opportunities turn out to be money-losing fraudulent schemes. As with other investments, there is no guarantee that investments will be immune from fraud.

Lack of professional guidance. Many successful companies partially attribute their early success to the guidance of professional early-stage investors (e.g., angel investors and venture capital firms). These investors often negotiate for seats on the company's board of directors and play an important role through their resources, contacts and experience in assisting early-stage companies in executing on their business plans. An early-stage company may not have the benefit of such professional investors.

Data Room

NAME	LAST MODIFIED	TYPE
> 🗀 Financials (2 files)		Folder
> 🗀 Fundraising Round (1 file)		Folder
> 🗀 Miscellaneous (4 files)		Folder

Join the Conversation

Be the first to post a comment or question about BabyQuip.

For compliance purposes, founders conducting Reg CF offerings are prohibited from posting contact information on their Discussion Boards. Posts including e-mail addresses or phone numbers will be removed immediately. If you would like to connect with an investor directly please notify your dedicated campaign manager on SeedInvest's Venture Growth team.

> Say something here...   POST

Frequently Asked Questions

About Side by Side Offerings

What is Side by Side?
A Side by Side offering refers to a deal that is raising capital under two offering types. This Side by Side offering is raising under Regulation CF and Rule 506(c) of Regulation D.

What is a Form C?
The Form C is a document the company must file with the Securities and Exchange Commission ("SEC") which includes basic information about the company and its offering and is a condition to making a Reg CF offering available to investors. It is important to note that the SEC does not review the Form C, and therefore is not recommending and/or approving any of the securities being offered.
Before making any investment decision, it is highly recommended that prospective investors review the Form C filed with the SEC (included in the company's profile) before making any investment decision.

What is Rule 506(c) under Regulation D?
Rule 506(c) under Regulation D is a type of offering with no limits on how much a company may raise. The company may generally solicit their offering, but the company must verify each investor's status as an accredited investor prior to closing and accepting funds. To learn more about Rule 506(c) under Regulation D and other offering types check out our blog and academy.

What is Reg CF?
Title III of the JOBS Act outlines Reg CF, a type of offering allowing private companies to raise up to $5 million from all Americans. Prior capital raising options limited private companies to raising money only from accredited investors, historically the wealthiest ~2% of Americans. Like a Kickstarter campaign, Reg CF allows companies to raise funds online from their early adopters and the crowd. However, instead of providing investors a reward such as a t-shirt or a card, investors receive securities, typically equity, in the startups they back. To learn more about Reg CF and other offering types check out our blog and academy.

Making an Investment in BabyQuip

How does investing work?
When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by BabyQuip. Once BabyQuip accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to BabyQuip in exchange for your securities. At that point, you will be a proud owner in BabyQuip.

What will I need to complete my investment?
To make an investment, you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Your accredited investor status
5. Social Security Number or passport
6. ABA bank routing number and checking account number (typically found on a personal check or bank statement) or debit card information, unless paying via a Wire transfer.

How much can I invest?
Non-accredited investors are limited in the amount that he or she may invest in a Reg CF offering during any rolling 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,200 or 5% of the greater of his or her annual income or net worth.
- If the annual income and net worth of the investor are both greater than $107,000, the investor is limited to 10% of the greater of his or her annual income or net worth, to a maximum of $107,000.

Separately, BabyQuip has set a minimum investment amount of US $1,000.
Accredited investors do not have any investment limits.

After My Investment

What is my ongoing relationship with the Issuer?

You are a partial owner of the company, you do own securities after all! But more importantly, companies which have raised money via Regulation CF must file information with the SEC and post it on their websites on an annual basis. Receiving regular company updates is important to keep shareholders educated and informed about the progress of the company and their investment. This annual report includes information similar to a company's initial Reg CF filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirement if:

1. The company becomes a fully-reporting registrant with the SEC

2. The company has filed at least one annual report, but has no more than 300 shareholders of record

3. The company has filed at least three annual reports, and has no more than $10 million in assets

4. The company or another party purchases or repurchases all the securities sold in reliance on Section 4(a) (6)

5. The company ceases to do business

However, regardless of whether a company has terminated its ongoing reporting requirement per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How can I sell my securities in the future?

Currently there is no market or liquidity for these securities. Right now BabyQuip does not plan to list these securities on a national exchange or another secondary market. At some point BabyQuip may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when BabyQuip either lists their securities on an exchange, is acquired, or goes bankrupt.

How do I keep track of this investment?

You can return to SeedInvest at any time to view your portfolio of investments and obtain a summary statement. If invested under Regulation CF you may also receive periodic updates from the company about their business, in addition to monthly account statements.

Other General Questions

What is this page about?

This is BabyQuip's fundraising profile page, where you can find information that may be helpful for you to make an investment decision in their company. The information on this page includes the company overview, team bios, and the risks and disclosures related to this investment opportunity. If the company runs a side by side offering that includes an offering under Regulation CF, you may also find a copy of the BabyQuip's Form C. The Form C includes important details about BabyQuip's fundraise that you should review before investing.

How can I (or the company) cancel my investment under Regulation CF?

For offerings made under Regulation CF, you may cancel your investment at any time up to 48 hours prior to the offering end date or an earlier date set by the company. You will be sent a notification at least five business days prior to a closing that is set to occur earlier than the original stated end date giving you an opportunity to cancel your investment if you have not already done so. Once a closing occurs, and if you have not canceled your investment, you will receive an email notifying you that your securities have been issued. If you have already funded your investment, your funds will be promptly refunded to you upon cancellation. To cancel your investment, you may go to your account's portfolio page by clicking your profile icon in the top right corner.

What if I change my mind about investing?

If you invest under any other offering type, you may cancel your investment at any time, for any reason until a closing occurs. You will receive an email when the closing occurs and your securities have been issued. If you have already funded your investment and your funds are in escrow, your funds will be promptly refunded to you upon cancellation. To cancel your investment, please go to your account's portfolio page by clicking your profile icon in the top right corner.

EXHIBIT D
Investor Deck



BabyQuip

Leading Baby Gear Rental Service

Safe & Sound Rental Essentials
for Traveling Families

Disclaimer

THIS PRESENTATION MAY CONTAIN FORWARD-LOOKING STATEMENTS AND INFORMATION RELATING TO, AMONG OTHER THINGS, THE COMPANY, ITS BUSINESS PLAN AND STRATEGY, AND ITS INDUSTRY. THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS WITH RESPECT TO FUTURE EVENTS BASED INFORMATION CURRENTLY AVAILABLE AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS AS THEY CONTAIN HYPOTHETICAL ILLUSTRATIONS OF MATHEMATICAL PRINCIPLES, ARE MEANT FOR ILLUSTRATIVE PURPOSES, AND THEY DO NOT REPRESENT GUARANTEES OF FUTURE RESULTS, LEVELS OF ACTIVITY, PERFORMANCE, OR ACHIEVEMENTS, ALL OF WHICH CANNOT BE MADE. MOREOVER, NO PERSON NOR ANY OTHER PERSON OR ENTITY ASSUMES RESPONSIBILITY FOR THE ACCURACY AND COMPLETENESS OF FORWARD-LOOKING STATEMENTS, AND IS UNDER NO DUTY TO UPDATE ANY SUCH STATEMENTS TO CONFORM THEM TO ACTUAL RESULTS.

BabyQuip

Problem: Traveling with Bulky Baby Gear is Painful



- **87%** of parents say that having to transport baby gear impacts their desire to travel

- **76%** of parents say that they would take more vacations if they didn't have to transport their gear

- **Hotels** and **Vacation Rentals** don't meet the needs of traveling families with substandard gear and choices.

BabyQuip

BabyQuip is Addressing a Big Market

10 million families with young kids In US & CA



Love to Travel
10 million vacations. **$150+ billion** family travel market
(Skift 2016, Family Travel Association 2018)

$3B TAM in US & CA, $10B Int'l
$190 (5%) is a small price to pay for a Better Vacation (average family vacation spend of $3342)

Prefer to Rent
Value experiences more than goods.

Embrace Sharing Economy
72% use sharing economy services

Value Sustainability

Insist on clean, safe & insured

BabyQuip

How BabyQuip Works

Shop online for baby gear to be delivered straight to your door in 4 simple steps:



Enter your destination city or zip code to search for a provider in that area.



Select a Quality Provider. This is the local person who will deliver gear to your location.



Choose the baby gear you would like to rent. Pick individual items or complete packages.



Confirm your dates & location and pay online. A provider will contact you to arrange delivery to your chosen destination - even the Airport!

Check out our video [here](#).





Choose Your Quality Provider
Each local Quality Provider has different gear and packages for you to choose from. Enter your dates and location to see the options available in your area.
Deliver To:
11 Bayberry Branch, Casselberry, Florida 32707, United States
Rental Dates:
Choose Your Dates
Find Specific Gear
E.g., Crib, BOB, Britax
SEARCH
View Providers on map.
Showing 19 of 19 Quality Providers matching your search criteria. To ensure accurate availability & pricing, please enter your location and drop-off/pick-up dates above.
Kelsey Peach
Serving the Orlando area and surrounding counties
Estimated Delivery Fee
$20-$40
VIEW GEAR
5.0 (5) | 10 Reservations | 41 Items for Rent
Sasha and Mark Ferrer
Serving Orlando and All Surrounding Areas
Estimated Delivery Fee
$40-$60
VIEW GEAR
5.0 (15) | 35 Reservations | 28 Items for Rent
Channa Lloyd
Serving all Orlando Theme Parks, Kissimmee, Orlando and surrounding areas
Estimated Delivery Fee
$40-$60
VIEW GEAR
5.0 (9) | 31 Reservations | 31 Items for Rent
Janice Bobowski
All Orlando Theme Parks, Kissimmee, Orlando & Surrounding Areas
Estimated Delivery Fee
$60-$80
VIEW GEAR
5.0 (15) | 76 Reservations | 25 Items for Rent
Baby Jogger City Mini GT
All terrain wheels stroller
$10.00/day (3-day min)
ADD TO CART
High Back Booster Car Seat
booster harness car seat fits toddlers and older, comes with instructi . . .
$10.00/day (3-day min)
ADD TO CART


Solution: Saving the Family Vacation

National marketplace providing clean, safe and insured baby gear rentals to families on the go.

Pack Light. Travel Happy.


Cribs


Strollers


Toys


High Chairs


Car Seats


Diapers



Trusted Brand: Families Love BabyQuip



DETRACTORS | PASSIVES | PROMOTERS

0 1 2 3 4 5 6 7 8 9 10

>90 NPS World Class

Repeat Customers 25%+ of Orders

18,000 (99%) Five Star Customer Reviews
★★★★★

Customer Surveys
100% - Safe
93% - "Spotless" or "Very Clean"

"BabyQuip came to the rescue. In less than an hour, Kathleen arrived in our room to set-up the pack 'n play with clean sheets!" — **MB, Washington, DC**

THE ABOVE INDIVIDUALS WERE [NOT] COMPENSATED IN EXCHANGE FOR THEIR TESTIMONIALS. IN ADDITION, THEIR TESTIMONIALS SHOULD NOT BE CONSTRUED AS AND/OR CONSIDERED INVESTMENT ADVICE.


BabyQuip



Supply: 800 Quality Providers

BabyQuip Quality Providers deliver, set up and clean gear that **they own**





Mostly educated stay-at-home Moms who enjoy serving families like their own









Dedicated, entrepreneurial, Building their own business on BabyQuip
Bringing home over **$1000+/mo** (summer '21)

~20% of QPs were customers first
4 corporate team members started out as Quality Providers

QP CAC: Less than $100, covered by $200 Admin Fee


BabyQuip

BabyQuip Trust and Safety Program



The #1 Baby Gear Rental Service as Seen on Shark Tank.
BabyQuip
Where are you traveling?
Choose Your Dates
Your family's safety is our top priority
From our A-rated insurance to our thorough cleaning processes, you can rest assured that the gear you rent from BabyQuip will be safe and sanitized. Learn more about our trust and safety initiatives below.
A-rated insurance
jpma
Our Baby Gear
All gear is continually monitored for safety recalls and expirations. BabyQuip Quality Providers are required to go through training on safety as well as cleaning procedures. BabyQuip rental items are inspected and deep cleaned after every pickup and then inspected and sanitized again before the next

Quality Provider
Third Party Background Checks

QP Training: Safety & Cleaning
Extensive Training when Onboarded; Reinforced and Updated

Category Leading Liability Insurance:
Covers Quality Providers as well as Company. Very Difficult to Get and Expensive too

Safety Recall Monitoring: Rental items monitored at SKU level for safety recalls and expirations

Community & Values:
Facebook community, weekly QP calls to reinforce safety, cleanliness



Demand: The Only National Brand

- Quality Providers in 600+ Locations
- 49 States & 10 CA Provinces
- 6x Traffic of Any Competitor

BabyQuip Dominates Category

- Stale and fragmented regional competition
- Mostly Mom n' Pops or small businesses with local operators
- Newer entrants have not gained traction and pandemic weakened others

	BabyQuip	babysaway.com	babiesgetaway.com	travelingbaby.com
LOCATIONS	**600+ 49 States, 10 CA Provinces**	90+	48 States (ship gear)	20
GOOGLE 1st PAGE #KEYWORD	**1,818**	473	682	224
DOMAIN AUTHORITY	**45**	41	38	36
TRAFFIC (June - Aug)	**279K**	44K	27K	17K
SOCIAL (rental corp only)	**IG: 21.4K FB: 5.9K**	IG: 506 FB: 305	IG: 10.9K FB: 274	IG: 255 FB: 4.7K

Sources: SEM Rush, similarweb.com, Facebook

Serving Families Wherever They Are

Vacation Rentals

Want **"Home Like"** Experience



- 41% of Orders (+10pts vs '19)
- 46% of GMV
- $211 AOV

Private Residences Grandparents

Appreciate **High Service**



- 37% of Orders (higher in Q4)
- 35% of GMV
- $176 AOV

Hotels

Want to get back the family market



- 17% of Orders
- 14% of GMV
- $155 AOV

Covid brought big shift to Vacation Rentals and Longer Stays; Hotels starting to get back business. Grandparents remain a solid & important segment.

Strategic Partnerships

Key distribution and other partnerships formed

Nearly 1000 Affiliate Relationships

Deep Pipeline



Guesty

AVANTSTAY

RVshare

KAYAK®

Hostfully

PIVOT



xplorie®





DACK™

Covid Impact and Recovery

- Outpacing <u>US Travel</u> <u>overall</u>

- July 2021: **$892k** GMV on nearly 5000 orders; up **10x** since January '21

- Q3 2021: **Over $2.1M GMV (+41% vs. Q2)** despite impact of Delta and new travel restrictions

- Upward trend heading to Holiday Season

BQ Orders vs % of US Traveling



Legend: ■ Orders Started ■ % of US Travel

Source: Skift Research Travel Tracker Aug'21

BabyQuip

Exceptional Growth: On Pace to Double 2019

- 2021 Proj:
  - $7.0M GMV
  - $1.8M Net Revenue
  - $1.2M net loss
- 2022 Proj: $13.3M GMV
- Profitability of base US/CA business by mid-2023



$M
$25.0
$20.0
$15.0
$10.0
$5.0
$0.0
$3.1
$0.9
-$0.9
2019
$1.7
$0.5
-$1.3
2020
$7.0
$1.8
-$1.2
2021 Proj
$13.3
$3.6
-$1.2
2022 Proj
$25.3
$6.8
-$0.8
2023 Proj
GMV
Net Revenue
Net Income

All figures in Millions; GMV is net of Tax and Tips

THESE STATEMENTS REFLECT MANAGEMENT'S CURRENT VIEWS BASED ON INFORMATION CURRENTLY AVAILABLE AND ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE THE COMPANY'S ACTUAL RESULTS TO DIFFER MATERIALLY. INVESTORS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON THESE FORWARD-LOOKING STATEMENTS AS THEY ARE MEANT FOR ILLUSTRATIVE PURPOSES AND THEY DO NOT REPRESENT GUARANTEES OF FUTURE RESULTS, LEVELS OF ACTIVITY, PERFORMANCE, OR ACHIEVEMENTS, ALL OF WHICH CANNOT BE MADE. MOREOVER, NO PERSON NOR ANY OTHER PERSON OR ENTITY ASSUMES RESPONSIBILITY FOR THE ACCURACY AND COMPLETENESS OF FORWARD-LOOKING STATEMENTS, AND IS UNDER NO DUTY TO UPDATE ANY SUCH STATEMENTS TO CONFORM THEM TO ACTUAL RESULTS. PLEASE SEE DATA ROOM FOR ADDITIONAL DETAIL REGARDING THE ASSUMPTIONS UNDERLYING THESE PROJECTIONS.

BabyQuip

Positive & Improving Unit Economics

Positive return on first order

- **$19** (10%) return on each order
- Avg order: **$190**, up from $162 in 2019 (longer stays)
- Improved New Order CAC from over $23 to **$17**
- Average Take Rate 23%, increasing to **25%**

$190 AOV



Travel Rental

$200
$150
$100
$50
$0

$19
$17
$8
$146

Travel Rentals

Legend:
- Margin (10%)
- Lead Gen (12%)
- Payment Processing (4%)
- QP Payout (77%)





Irene, it's official!

Your baby gear awaits your arrival! You will hear from your Quality Provider,
Samantha Stuart, prior to the delivery date to go over the details.

Order Confirmation #BAB37710

Order Details

Full-Size crib with Linens
Item Price: 5 days @ $22/day
Qty: 2
Total Item Cost: $220.00

Jogging Stroller
Item Price: 5 days @ $14/day
Qty: 1
Total Item Cost: $70.00

High Chair
Item Price: 5 days @ $8/day
Qty: 1
Total Item Cost: $40.00

Subtotal (3 items) $330.00
Service Fee $8.19
Tax $19.80
Delivery, Set Up & Pick Up Fee $45.00
BabyQuip Quality Providers do

BabyQuip

BabyQuip Social Media

Working with high profile Celebrities and Influencers like Christina Haack (HGTV's Christina on the Coast), Beverley Mitchell (7th Heaven) and Brie Bella (WWE) helps drive brand recognition, trust, awareness, authority and engagement among our target audience.



BabyQuip
Baby Gear Rentals
AS SEEN ON SHARK TANK
Edit
BabyQuip
BabyQuip
@BabyQuip · Baby Goods/Kids Goods
Edit Book Now

30k Social Media Followers

64% Brand Awareness among Moms*
Almost 50% of customers say they heard about BabyQuip for the first time via Social Media.

How did you first hear about BabyQuip?
shark tank
1.5%
local event
4.5%
advertisement
6.1%
search engine
15.4%
friends/family
24.1%
social media
47.8%



* Zoho Brand Awareness Survey Aug/ Sept 2021



Robust Platform

- Proprietary technology
- User-friendly front end for both Travel Rentals and Cleaning
- Airbnb-like backend for QPs
- Affiliate Portal to support distribution partners, influencers, property managers
- Expect to launch mobile app by end of year

BabyQuip
WELCOME, CINDY TOWNSEND | LOG OUT
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Important Update:
Email QPSupport@babyquip.com with any questions.
53 Total Orders THIS MONTH
1 Cancellations THIS MONTH
0 Transfers THIS MONTH
$12,520.07 Order Volume THIS MONTH
806 Total Orders THIS YEAR
26 Cancellations THIS YEAR
7 Transfers THIS YEAR
$186,455.98 Order Volume THIS YEAR
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BabyQuip
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Welcome to your Affiliate Dashboard!
Use this link for baby gear rentals.
https://www.babyquip.com?a=5d9607e
COPY LINK
Use this link for baby gear cleaning.
https://www.cleaning.babyquip.com?a=5d9607e
COPY LINK
1 Link Clicks THIS YEAR
0 Successful Bookings THIS YEAR
$0 Affiliate Earnings Withdraw Funds
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Lean, Focused Team (9 FTEs)



Fran Maier
Founder and CEO
LinkedIn

- Co-Founder and 1st GM Match.com
- Women.com, Bluelight.com
- Founder TRUSTe (now TrustArc)
- Airbnb Superhost
- Stanford BA, MBA





Joe Maier
Chief Technology Officer
LinkedIn

- 5 years Accenture Technology Consultant
- Java Developer, MySQL
- BS Computer Science, Mathematics & Economics, American University



Nicole Kitzman
Director of Recruitment & Lead Gen
LinkedIn

- 10 years Google Sales team, Google Ads and YouTube, Digital
- Launched Capital Baby Rentals
- AirBnB Superhost
- BA, Marketing, Penn State University





Patricia Johnson
Business Development
Contractor LinkedIn

- Director, Virtuoso (premier travel company), focused on Strategic Partnerships
- 10+ Years Visa
- BA, Business Administration







Jennifer Wold
Director of Marketing & Communications
LinkedIn

- Marketing & content creation Instructables/Autodesk
- 9+ years in marketing
- Serial side-gigger and small business owner



BabyQuip

Shark Tank: March 6, 2020*

- Tremendous excitement among our customers and community

- Strong performance: Turned down "Mr. Wonderful" Kevin O'Leary

- 25k new visitors to website (original airing and 2 reruns)

- Generated over 1000 new QP applications

* Season 11, Episode 14, filmed June 2019



BabyQuip

New Service: BabyQuip Cleaning

Baby Gear Cleaning Service for Local Families



before

after

Now with 240 **QPs in 230+ Markets**


Quick & convenient
Book online and schedule a house call or pick up service


Select a cleaning package
Choose from packages based on how dirty your baby gear is


Expertly Trained
BabyQuip Quality Providers are certified *grime fighters*


Safe & Natural
We use safe and non-toxic, parent-approved products

BabyQuip

Expansion Opportunities



#1 Priority
Geographic Expansion
Expand into adjacent markets
(Mexico, Caribbean, AU/NZ)

Dense City Plan
Serve NY, Chicago, London with
Stroller pop ups and support
Providers with storage options

Subscription Model
Cleaning subscription services

Family Travel Marketplace
Portal offering everything a
family needs for travel

Additional Services
Baby proofing . . .

Subscription Model
Long term rentals subscription services
for new parents on BabyQuip

KidQuip
Deliver more parties, toys, books
for the older child

Expand Rental Business
WeddingQuip, PetQuip,
ReunionQuip

BabyQuip

Sustainable Advantages (Deep Moats)

 **Product Market Fit:** Consistently over 90 NPS (World Class).

 **Competition:** The only National Brand, far outpacing competitors by any metric

 **Growth:** 2021: $7M GMV, <u>2x 2019</u>

 **Partnerships** with Vacation Rental Companies, Hotels, deep pipeline

 **Supply:** 800+ Quality Providers

 **Unit Economics:** Positive Return on 1st Order, high take rate

 **Trust & Safety:** Category Leading, including Liability Insurance

 **Expansion:** Cleaning launched; Int'l expansion and add'l services opportunities

 **Platform:** Proprietary serving customers, QPs,and Partners; BabyQuip Cleaning too

 **Social Media:** 30k followers, celebrities and influencers, outpacing competitors

 **Team:** Strong leadership and focus

 **Investors & Advisors:** Exceptional

BabyQuip

Funding

Key Investors To Date

Startup Capital Ventures, Quake Ventures, Theresia Gouw, Jillian Manus, SBI- SUBARU, Moai, Thorney (Australia), Rob Chesnut, Jan Brandt, and several other high profile Angels.

Use of Funds:

- Power thru 2023
- Incremental spend on
  - Team
  - Top of Funnel Awareness
  - International Expansion
  - New Product Development



BabyQuip

EXHIBIT E
Video Transcript

Exhibit E
Video Transcript

BabyQuip | Baby Gear Rentals
https://youtu.be/wAm-Z8DquB8

Funny how someone as small as this…

...needs all of that.

Traveling with kids is a trip.

So ditch the gear, and rent everything for baby here.

With BabyQuip, you can enjoy the destination and the journey...

...by renting everything your little one needs.

Getting 'quipped for your next trip is easy

Just go to Baby Quip dot com...

...rent clean, safe, insured baby equipment...

...and get it delivered by a caring provider.

Cribs, car seats, strollers, whatever this thing is called…

...will be waiting and ready to roll—or rock—when you arrive.

It's the best hack for traveling with babies…

...other than not traveling with babies.

With thousands of 5-star reviews babyquip makes it easy to pack light and travel happy.

Go to BabyQuip dot com to rent baby gear for your next trip.

BabyQuip. Vacation—and sanity—saved.